> ****THIS IS NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THIS COMBINED DISCLOSURE STATEMENT AND PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL THE COMBINED DISCLOSURE STATEMENT AND PLAN HAS BEEN PROVISIONALLY APPROVED BY THE BANKRUPTCY COURT.****

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
PLX PHARMA WINDDOWN CORP., *et al.*,[1]	Case No. 23-10456 (MFW)
Debtors.	(Jointly Administered)

DEBTORS' COMBINED DISCLOSURE STATEMENT AND
JOINT CHAPTER 11 PLAN OF LIQUIDATION

YOUNG CONAWAY STARGATT & TAYLOR, LLP
Robert S. Brady (No. 2847)
Robert F. Poppiti, Jr. (No. 5052)
Shane M. Reil (No. 6195)
Rodney Square
1000 N. King Street
Wilmington, Delaware 19801
Telephone: (302) 571-6600
Email: rbrady@ycst.com
         rpoppiti@ycst.com
         sreil@ycst.com

Co-Counsel to the Debtors and Debtors in Possession

OLSHAN FROME WOLOSKY LLP
Adam H. Friedman (admitted *pro hac vice*)
Jonathan T. Koevary (admitted *pro hac vice*)
1325 Avenue of the Americas
New York, NY 10019
Telephone: (212) 451-2300
Email: afriedman@olshanlaw.com
         jkoevary@olshanlaw.com

Co-Counsel to the Debtors and Debtors in Possession

Dated: July 7, 2023

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[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Winddown Corp. (5704) and PLx Opco Winddown Corp. (6588). The mailing address for each of the Debtors is 8 The Green, Suite 11895, Dover, DE 19901.

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TABLE OF CONTENTS

i

DISCLAIMER

THIS COMBINED DISCLOSURE STATEMENT AND PLAN WAS COMPILED FROM INFORMATION OBTAINED FROM NUMEROUS SOURCES BELIEVED TO BE ACCURATE TO THE BEST OF THE DEBTORS' KNOWLEDGE, INFORMATION, AND BELIEF. NO GOVERNMENTAL AUTHORITY HAS PASSED ON, CONFIRMED OR DETERMINED THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.

NOTHING STATED HEREIN SHALL BE (I) DEEMED OR CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, (II) ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, OR (III) DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE COMBINED DISCLOSURE STATEMENT AND PLAN ON THE DEBTORS OR HOLDERS OF CLAIMS OR INTERESTS. CERTAIN STATEMENTS CONTAINED HEREIN, BY NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL REFLECT ACTUAL OUTCOMES.

THE STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE HEREOF, UNLESS ANOTHER TIME IS SPECIFIED. THE DELIVERY OF THIS COMBINED DISCLOSURE STATEMENT AND PLAN SHALL NOT BE DEEMED OR CONSTRUED TO CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF. HOLDERS OF CLAIMS OR INTERESTS SHOULD NOT CONSTRUE THE CONTENTS OF THIS COMBINED DISCLOSURE STATEMENT AND PLAN AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. THEREFORE, EACH SUCH HOLDER SHOULD CONSULT WITH ITS OWN LEGAL, BUSINESS, FINANCIAL, AND TAX ADVISORS AS TO ANY SUCH MATTERS CONCERNING THIS COMBINED DISCLOSURE STATEMENT AND PLAN AND THE TRANSACTIONS CONTEMPLATED HEREBY.

NO PARTY IS AUTHORIZED TO GIVE ANY INFORMATION WITH RESPECT TO THIS COMBINED DISCLOSURE STATEMENT AND PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS COMBINED DISCLOSURE STATEMENT AND PLAN. NO REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY HAVE BEEN AUTHORIZED BY THE DEBTORS OTHER THAN AS SET FORTH IN THIS COMBINED DISCLOSURE STATEMENT AND PLAN. ANY INFORMATION, REPRESENTATIONS, OR INDUCEMENTS MADE TO OBTAIN AN ACCEPTANCE OF THIS COMBINED DISCLOSURE STATEMENT AND PLAN OTHER THAN, OR INCONSISTENT WITH, THE INFORMATION CONTAINED HEREIN SHOULD NOT BE RELIED UPON BY ANY HOLDER OF A CLAIM OR INTEREST. THE COMBINED DISCLOSURE STATEMENT AND PLAN HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(b) AND NOT IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE NON-BANKRUPTCY LAWS.

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SEE ARTICLE V HEREIN, ENTITLED "CERTAIN RISK FACTORS TO BE CONSIDERED PRIOR TO VOTING," FOR A DISCUSSION OF CERTAIN CONSIDERATIONS IN CONNECTION WITH A DECISION BY A HOLDER OF AN IMPAIRED CLAIM ENTITLED TO VOTE TO ACCEPT THE PLAN.

INTRODUCTION[2]

The Debtors, PLx Pharma Winddown Corp., f/k/a PLx Pharma Inc., and PLx Opco Winddown Corp., f/k/a PLx Opco Inc., hereby jointly propose the following Combined Disclosure Statement and Plan for the liquidation of the Debtors' Assets and distribution of the proceeds of the Assets to the Holders of Allowed Claims as set forth herein. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code.

This Combined Disclosure Statement and Plan contains, among other things, a discussion of the Debtors' history, business, operations, Assets, the Chapter 11 Cases, and certain risk factors associated with the Combined Disclosure Statement and Plan, as well as a summary and analysis of the Plan and certain other related matters.

ALL HOLDERS OF CLAIMS ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THE COMBINED DISCLOSURE STATEMENT AND PLAN IN ITS ENTIRETY, AND TO CONSULT WITH AN ATTORNEY, BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. SUBJECT TO CERTAIN RESTRICTIONS AND REQUIREMENTS SET FORTH IN SECTION 1127 OF THE BANKRUPTCY CODE, BANKRUPTCY RULE 3019, AND IN THE PLAN, THE DEBTORS RESERVE THE RIGHT TO ALTER, AMEND, MODIFY, REVOKE OR WITHDRAW THE PLAN, OR ANY PART THEREOF, PRIOR TO ITS SUBSTANTIAL CONSUMMATION.

ARTICLE I
DEFINED TERMS AND RULES OF INTERPRETATION

Defined Terms

1.1 Administrative Claim: A Claim (other than Professional Fee Claims) arising under sections 365, 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, to the extent not previously paid, otherwise satisfied or withdrawn, including, but not limited to, fees and charges assessed against the Estates under chapter 123 of title 28 of the United States Code.

1.2 Allowed: With respect to any Claim or Interest, except as otherwise provided herein: (a) a Claim or Interest that has been scheduled by the Debtors on their Schedules as other than disputed, contingent or unliquidated and as to which no proof of claim has been Filed; (b) a Claim that is set forth in a timely Filed proof of claim as to which no objection has been Filed on or before the Claim Objection Deadline, and which is not otherwise a Disputed Claim; (c) a Claim or Interest that has been allowed by a Final Order; (d) a Claim or Interest that is allowed: (i) in any stipulation executed by the Debtor prior to the Effective Date and approved by the Bankruptcy Court, (ii) in any stipulation executed by the Post-Effective Date Debtors on or after the Effective Date, or (iii)

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[2] Capitalized terms not defined in this Introduction shall have the meanings ascribed below.

in any contract, instrument, indenture or other agreement entered into or assumed by the Debtors in connection with and in accordance with the Plan; or (e) a Claim or Interest that is allowed pursuant to the terms of the Plan.

1.3 Allowed Claim, or **Allowed [___] Claim**: A Claim that has been Allowed.

1.4 Assets: Any and all right, title and interest of the Debtors and their Estates as of the Effective Date in and to property of whatever type or nature and wherever located, including, and without limitation, all real, personal, mixed, intellectual, tangible or intangible property and any proceeds thereof. For the avoidance of doubt, any and all assets that were sold to the Buyer pursuant to the Sale Order and the Stalking Horse APA shall not constitute "Assets" for purposes hereof.

1.5 Avoidance Actions: Any and all avoidance or equitable subordination or recovery actions under sections 105(a), 502(d), 510, 542 through 551 and 553 of, and otherwise under, the Bankruptcy Code or any similar federal, state or common law causes of action; provided, however, that any and all such actions that were sold to the Buyer pursuant to the Sale Order and the Stalking Horse APA shall not constitute "Avoidance Actions" for purposes hereof.

1.6 Ballot: The ballot form distributed to each Holder of a General Unsecured Claim entitled to vote to accept or reject the Plan in accordance with the Solicitation Procedures Order.

1.7 Bankruptcy Code: Title 11 of the United States Code, 11 U.S.C. §§ 101 *et seq*. (as may be amended).

1.8 Bankruptcy Court: The United States Bankruptcy Court for the District of Delaware, or in the event such court ceases to exercise jurisdiction over the Chapter 11 Cases, such court or adjunct thereof that exercises jurisdiction over the Chapter 11 Cases in lieu thereof.

1.9 Bankruptcy Rules: The Federal Rules of Bankruptcy Procedure (as may be amended).

1.10 Bar Date Order: That certain *Order Establishing Deadlines for Filing Proofs of Claim and Approving the Form and Manner of Notice Thereof* entered by the Bankruptcy Court on May 23, 2023 [D.I. 132].

1.11 Business Day: Any day, excluding Saturdays, Sundays or "legal holidays" (as defined in Bankruptcy Rule 9006(a)(6)) on which commercial banks are open for business in Wilmington, Delaware.

1.12 Buyer: Means PLx Acquisition Company, LLC.

1.13 Cash: Cash and cash equivalents in certified or immediately available U.S. funds, including but not limited to bank deposits, checks and similar items.

1.14 Causes of Action: Includes, without limitation, any and all of the Debtors' actions, causes of action, including Avoidance Actions, controversies, liabilities, obligations, rights, suits, damages, judgments, Claims and demands whatsoever, whether known or unknown, reduced to judgment, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, secured or unsecured, whether assertible by the Debtors directly, indirectly,

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derivatively or in any representative or other capacity, now existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act, failure to act, error, omission, transaction, occurrence or other event arising or occurring prior to or after the Petition Date, provided, however, that any and all such actions, causes of action, including Avoidance Actions, controversies, liabilities, obligations, rights, suits, damages, judgments, Claims and demands that were sold to the Buyer pursuant to the Sale Order and the Stalking Horse APA shall not constitute "Causes of Action" for purposes hereof.

1.15 **Chapter 11 Cases**: The voluntary chapter 11 bankruptcy cases commenced by the Debtors, which are being jointly administered under case caption *In re PLx Pharma Winddown Corp.*, Case No. 23-10456 (MFW).

1.16 **Claim**: A claim, as defined in section 101(5) of the Bankruptcy Code, against the Debtors or their Estates whether or not asserted or Allowed.

1.17 **Claim Objection Deadline**: The date that is 180 days after the Effective Date, subject to extension as set forth in Section 11.2 of the Plan.

1.18 **Class**: A category of Claims or Interests designated pursuant to the Plan.

1.19 **Collateral**: Any property or interest in property of the Estates that is subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable law.

1.20 **Combined Disclosure Statement and Plan**: This *Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation*, as the same may be amended, modified or supplemented.

1.21 **Confirmation**: Entry by the Bankruptcy Court of the Confirmation Order.

1.22 **Confirmation Date**: The date upon which the Confirmation Order is entered by the Bankruptcy Court.

1.23 **Confirmation Hearing**: Collectively, the hearing or hearings held by the Bankruptcy Court on confirmation of the Plan, as such hearing or hearings may be continued from time to time.

1.24 **Confirmation Order**: The Order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.25 **Creditor**: Any Holder of a Claim.

1.26 **Debtors**: Collectively, PLx Parent and PLx Opco.

1.27 **Disclosure Statement**: The Disclosure Statement, as amended, supplemented, or modified from time to time, that is embodied within this Combined Disclosure Statement and Plan and distributed in accordance with, among others, sections 1125, 1126(b), and 1145 of the Bankruptcy Code, Bankruptcy Rule 3018, and other applicable law.

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1.28   **Disputed Claim**: Any Claim that is not yet Allowed. To the extent that a Claim is held by a Holder that is or may be liable to the Debtors, the Estate or the Post-Effective Date Debtors on account of a Retained Cause of Action, such Claim shall be a Disputed Claim unless and until such Retained Cause of Action has been settled or withdrawn or has been determined by a Final Order.

1.29   **Distribution**: The transfer of Cash or other property by the Post-Effective Date Debtors in accordance with the terms of the Plan to the Holders of Allowed Claims.

1.30   **Effective Date**: The date that is the first Business Day on which each condition set forth in Article 13.1 of the Plan has been satisfied or waived as set forth therein.

1.31   **Entity**: Shall have the meaning set forth in section 101(15) of the Bankruptcy Code. Unless otherwise specified herein, any reference to an Entity as a Holder of a Claim or Interest includes such Entity's successors, assigns and affiliates.

1.32   **Estates**: The chapter 11 estates of the Debtors created pursuant to section 541 of the Bankruptcy Code.

1.33   **Exculpated Parties**: Each of, solely in their capacities as such: (a) the Debtors and the Estates; (b) the Debtors' employees, officers, directors, and managers, including the Debtors' Chief Restructuring Officer, Lawrence Perkins, the Debtors' Deputy Chief Restructuring Officer, John Halloran, and any employees of SierraConstellation Partners, LLC supporting Mr. Perkins or Mr. Halloran in connection with the Chapter 11 Cases; and (c) the Professionals.

1.34   **File, Filed** or **Filing**: File, filed or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

1.35   **Face Amount**: When used in reference to an Allowed Claim, the amount of such Claim that is Allowed, and, when used in reference to a Disputed Claim, (a) the liquidated amount set forth in the proof of claim or request for payment relating to the Disputed Claim (if any); (b) an amount agreed to by the Post-Effective Date Debtors and the Holder of the Disputed Claim; or (c) if a request for estimation is Filed with respect to such Disputed Claim, the amount at which such Disputed Claim is estimated by the Bankruptcy Court.

1.36   **Final Order**: An order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, that is not subject to stay or appeal, and for which the applicable time within which to take such action has expired, or for which such actions has been adjudicated by the highest court with jurisdiction over the matter.

1.37   **General Unsecured Claim**: Any unsecured, non-priority Claim against the Debtors or their Estates.

1.38   **General Unsecured Claim Distribution**: The aggregate amount of Cash or proceeds realized from the Assets of the Estates, including, without limitation, the proceeds of any Retained Causes of Action, available for Distribution Pro Rata to Holders of Allowed General Unsecured Claims, after the payment, or appropriate reserves have been established, in full satisfaction of wind-down costs, including fees payable pursuant to section 1930 of title 28 of the United States

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Code, Allowed Unclassified Claims, Allowed Secured Claims and Allowed Priority Non-Tax Claims.

1.39   Holder: The Person that is the owner of record of a Claim or Interest, as applicable.

1.40   Impaired: Any Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.41   Insurance Contract: All insurance policies that have been issued at any time to provide coverage to the Debtor and all agreements, documents or instruments relating thereto, *excluding* any such policies that are, or have been, assumed and assigned to the Buyer pursuant to the Stalking Horse APA, the Sale Order, and section 365 of the Bankruptcy Code.

1.42   Insured Claim: Any Claim or portion of a Claim (other than a Claim held by an employee of the Debtors for workers' compensation coverage under the workers' compensation program applicable in the particular state in which the employee is employed by the Debtors) that is insured under any Insurance Contract, but only to the extent of such coverage.

1.43   Insurer: Any company or other entity that issued an Insurance Contract, any third party administrator, and any respective predecessors and/or affiliates thereof.

1.44   Intercompany Claim: Any Claim of any nature and arising at whatever time held by one Debtor against the other Debtor.

1.45   Interests: Any equity security (as such term is defined in section 101(16) of the Bankruptcy Code) of the Debtors, including all issued, unissued, authorized, or outstanding shares of capital stock and any other common stock, preferred stock, limited liability company interests, and any other equity, ownership or profits interests of the Debtors, including all options, warrants, rights, stock appreciation rights, phantom stock rights, restricted stock units, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities, or other agreements, arrangements, or commitments of any character relating to, or whose value is related to, any such interest or other ownership interest in any of the Debtors, whether or not arising under or in connection with any employment agreement, and whether or not certificated, transferable, preferred, common, voting, or denominated "stock," or similar security, that existed immediately before the Effective Date.

1.46   Lien: Any lien, security interest, pledge, title retention agreement, encumbrance, charge, mortgage or hypothecation to secure payment of a debt or performance of an obligation, other than, in the case of securities and any other equity ownership interests, any restrictions imposed by applicable United States or foreign securities laws.

1.47   Local Rules: The Local Rules of Bankruptcy Practice and Procedure of the United States Bankruptcy Court for the District of Delaware, as amended from time to time.

1.48   MPG Group: Market Performance Group, LLC together with its affiliate Greenwood Brands, LLC.

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1.49   Order: An order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Cases or the docket of any other court of competent jurisdiction.

1.50   Person: An individual or Entity, limited liability company, corporation, partnership, association, trust or unincorporated organization, joint venture or other person or a government or any agency or political subdivision thereof.

1.51   Petition Date: April 13, 2023, the date on which the Debtors filed their voluntary chapter 11 petitions for relief in the Bankruptcy Court.

1.52   Plan: The *Joint Chapter 11 Plan of Liquidation*, and all exhibits thereto, including, without limitation, the Plan Supplement, as the same may be amended, modified or supplemented, that is embodied within this Combined Disclosure Statement and Plan.

1.53   Plan Administrator: Such Person or entity designated by the Debtors prior to the Confirmation Date and approved by the Bankruptcy Court pursuant to the Confirmation Order to (a) administer the Plan in accordance with its terms and the Plan Administrator Agreement; (b) be the sole officer, director and/or responsible Person for the Debtors and Post-Effective Date Debtors from and after the Effective Date; and (c) take such other actions as may be authorized under the Plan and the Plan Administrator Agreement, and any successor thereto.

1.54   Plan Administrator Agreement: The agreement by and among the Debtors, the Post-Effective Date Debtors and the Plan Administrator specifying the rights, duties and responsibilities of the Plan Administrator under the Plan.

1.55   Plan Administrator Professionals: The agents, financial advisors, attorneys, consultants, independent contractors, representatives and other professionals of the Plan Administrator or the Post-Effective Date Debtors (in each case, solely in their capacities as such).

1.56   Plan Administrator Professional Fees: The fees and expenses of the Plan Administrator Professionals employed by the Plan Administrator.

1.57   Plan Supplement: The ancillary documents necessary to the implementation and effectuation of the Plan, including the Plan Administrator Agreement, which shall be Filed on or before the date that is seven (7) days prior to the Voting Deadline.

1.58   PLx Opco: PLx Opco Winddown Corp., f/k/a PLx Opco Inc.

1.59   PLx Parent: PLx Pharma Winddown Corp., f/k/a PLx Pharma Inc.

1.60   PLx Parent Interests: Collectively, the PLx Parent Common Interests and the PLx Parent Preferred Interests.

1.61   PLx Parent Common Interests: The common stock issued by PLx Parent that is outstanding on the Petition Date.

1.62   PLx Parent Preferred Interests: The Series A and Series B convertible preferred stock issued by PLx Parent that was outstanding on the Petition Date.

1.63   Post-Effective Date Debtors: The Debtors on and after the Effective Date.

1.64   Priority Non-Tax Claim: A Claim that is entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim, Professional Fee Claim and a Priority Tax Claim.

1.65   Priority Tax Claim: A Claim that is entitled to priority under section 507(a)(8) of the Bankruptcy Code.

1.66   Professional: Any professional employed or retained in the Chapter 11 Cases pursuant to sections 327, 328, 1103 or 1104 of the Bankruptcy Code or any professional or other Person seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(3) or 503(b)(4) of the Bankruptcy Code.

1.67   Professional Fee Claim: A Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred during the period from the Petition Date through and including the Effective Date.

1.68   Professional Fee Reserve: The reserve established and funded by the Debtors on or prior to the Effective Date pursuant to Section 16.2 of the Plan.

1.69   Pro Rata: The proportion that the Allowed Claim in a particular Class bears to the aggregate amount of (a) Allowed Claims in such Class as of the date of determination, plus (b) Disputed Claims in such Class as of the date of determination, in their aggregate Face Amounts or such other amount: (i) as calculated by the Post-Effective Date Debtors on or before the date of any such Distribution; (ii) as determined by an Order of the Bankruptcy Court estimating such Disputed Claim; or (iii) as directed by a Final Order of the Bankruptcy Court.

1.70   Rejection Claim: Any Claim for monetary damages as a result of the rejection of an executory contract or unexpired lease pursuant to the Plan and the Confirmation Order.

1.71   Related Parties: With respect to any Person or Entity, such Person's or Entity's current and former (i) employees, (ii) partners, (iii) professionals, (iv) advisors, (v) agents, and (vi) other representatives, including, without limitation, attorneys, accountants, consultants, investment bankers and financial advisors and the successors, assigns or heirs of such Person or Entity.

1.72   Released Parties: Each solely in their capacities as such, (a) the Debtors and the Estates; (b) the Debtors' officers, directors, and managers as of the Petition Date; (c) the Professionals; and (d) to the extent not included in the foregoing, each of the preceding entities' respective Related Parties.

1.73   Release Opt-Out: The item set forth in the Ballots, due by the Voting Deadline, pursuant to which Holders of General Unsecured Claims in Class 3 entitled to vote on the Plan may opt out of the releases set forth in Section 14.3(b) of the Plan.

1.74   Releasing Parties: (a) all Holders of Claims deemed hereunder to have accepted the Plan (i.e., Holders of Claims in Unimpaired Classes of Claims) that have not Filed an objection to the releases in Section 14.3(b) of the Plan prior to the deadline to object to Confirmation of the Plan; and (b) all Holders of General Unsecured Claims in Class 3 that (i) vote to accept or reject the Plan and do not timely submit a Release Opt-Out indicating such Holder's decision to not participate in the releases set forth in Section 14.3(b) of the Plan, or (ii) do not vote to accept or reject the Plan, and either do not timely submit a Release Opt-Out indicating such Holder's decision to not participate in the releases set forth in Section 14.3(b) of the Plan, or do not File an objection to the releases in Section 14.3(b) of the Plan prior to the deadline to object to Confirmation of the Plan; *provided, however*, that Holders of General Unsecured Claims in Class 3 whose Ballots are returned to the Debtors or their agent as undeliverable, or to whom the Debtors or their agent did not mail a Ballot, shall not be deemed to participate in the releases set forth in Section 14.3(b) of the Plan.

1.75   Retained Causes of Action: All rights, including rights of setoff and rights of recoupment, refunds, claims, counterclaims, demands, Causes of Action, and rights to collect damages of the Debtors against third parties, including, without limitation: (a) all litigation, arbitration or other types of adversarial or dispute resolution proceedings disclosed on the Schedules; and (b) all litigation, arbitration or other types of adversarial or dispute resolution proceedings arising in law, equity or pursuant to any other theory of law and all other rights (including, without limitation, defenses, cross-claims and counter-claims), regardless of whether they (or the facts underlying them) were disclosed in the Schedules, or otherwise during the Chapter 11 Cases, against or related to any party that (i) owed to the Debtors or the Estates a fiduciary, contractual or statutory duty, whether imposed by law or in equity; (ii) committed a tort or other unlawful or actionable conduct against or related to the Debtors or the Estates; and (iii) received a payment, obligation or other consideration from the Debtors or the Estates that may be avoided under chapter 5 of the Bankruptcy Code and other similar state law claims and causes of action, but excluding all rights, including rights of setoff and rights of recoupment, refunds, claims, counterclaims, demands, Causes of Action, and rights to collect damages of the Debtors (1) against the Released Parties released pursuant to the Plan and the Confirmation Order, (2) purchased by the Buyer pursuant to Stalking Horse APA and the Sale Order or (3) released by the Debtors pursuant to the Stalking Horse APA and the Sale Order.

1.76   Sale Order: That certain *Order (A) Approving and Authorizing the Sale of Substantially All of the Debtors Assets to PLx Acquisition Company, LLC Free and Clear of All Liens, Claims, Encumbrances and Other Interests, (B) Approving the Assumption and Assignment of Certain Executory Contracts and (C) Granting Related Relief* entered by the Bankruptcy Court on May 25, 2023 [D.I. 147].

1.77   Schedules: The Schedules of Assets and Liabilities Filed by the Debtors, as may be amended from time to in accordance with Bankruptcy Rule 1009.

1.78   Section 503(b)(9) Claim: A Claim that is entitled to priority under section 503(b)(9) of the Bankruptcy Code.

1.79   Secured Claim: A Claim that is (i) secured by a valid, perfected and enforceable Lien on property in which the Debtors or their Estates have an interest that is not subject to avoidance, or

(ii) subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Creditor's interest in such property or to the extent of the amount subject to setoff, as applicable, all as determined pursuant to sections 506(a) and 1111(b) of the Bankruptcy Code and other applicable law.

1.80   Solicitation Procedures Order: The order entered by the Bankruptcy Court approving the Disclosure Statement on interim basis for solicitation purposes only and approving the procedures for soliciting votes on the Plan, entered on [   ] [D.I. [   ]].

1.81   Stalking Horse APA: That certain *Asset Purchase Agreement*, dated as April 12, 2023, between the Debtors and the Stalking Horse Bidder (as amended, and including all schedules and exhibits thereto), approved pursuant to the Sale Order.

1.82   Stalking Horse Bidder: MPG Group together with their affiliate, PLx Acquisition Company, LLC.

1.83   Subordinated Claim: Any Claim that is subordinated to General Unsecured Claims pursuant to section 510 of the Bankruptcy Code or a Final Order of the Bankruptcy Court.

1.84   Unimpaired: Any Class of Claims that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

1.85   Unclassified Claims: Any Administrative Claims, Professional Fee Claims and Priority Tax Claims.

1.86   U.S. Trustee: The Office of the United States Trustee for the District of Delaware.

1.87   Voting Deadline: The date and time by which all Ballots to accept or reject the Plan must be received to be counted as set by the Solicitation Procedures Order.

Rules of Interpretation

1.88   For purposes of the Plan, except as expressly provided or unless the context otherwise requires, (a) any capitalized term used in the Combined Disclosure Statement and Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable, (b) whenever the context requires, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine, or neuter shall include the masculine, feminine and the neuter, (c) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (d) any reference in the Plan to an existing document or exhibit means such document or exhibit as it may be amended, modified, or supplemented from time to time, (e) unless otherwise specified, all references in the Plan to sections, articles, schedules, and exhibits are references to sections, articles, schedules, and exhibits of or to the Plan, (f) the words "herein," "hereof," "hereto," "hereunder," and other words of similar import refer to the Plan in its entirety rather than to any particular paragraph, subparagraph, or clause contained in the Plan, (g) captions and headings to articles and sections are inserted for convenience of reference only and shall not

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limit or otherwise affect the provisions hereof or the interpretation of the Plan, and (h) the rules of construction set forth in section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

ARTICLE II
CLASSIFICATION OF CLAIMS AND INTERESTS AND ESTIMATED RECOVERIES

THE PROJECTED RECOVERIES SET FORTH IN THE TABLE BELOW ARE ESTIMATES ONLY AND ARE THEREFORE SUBJECT TO CHANGE.

    2.1   **Classification**. The information in the table below is provided in summary form for illustrative purposes only and is subject to material change based on certain contingencies, including those related to the claims reconciliation process in the Chapter 11 Cases. Actual recoveries may widely vary within these ranges, and any changes to any of the assumptions underlying these amounts could result in material adjustments to recovery estimates provided herein and/or the actual Distribution received by Holders of Allowed Claims entitled to a Distribution under the Plan. The projected recoveries are based on information available to the Debtors as of the date hereof, including the Debtors' estimate of the amount of Cash available for Distribution as of the Effective Date, and reflect the Debtors' estimates as of the date hereof only. In addition to the cautionary notes contained elsewhere in the Combined Disclosure Statement and Plan, it is underscored that the Debtors make no representation as to the accuracy of these recovery estimates. The Debtors expressly disclaim any obligation to update any estimates or assumptions after the date hereof on any basis (including new or different information received and/or errors discovered).

    A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving Distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

    All Claims and Interests, except Administrative Claims, Professional Fee Claims, and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Fee Claims and Priority Tax Claims, as described herein, have not been classified, and the respective treatment of such Unclassified Claims is set forth below in Article VI of the Plan. The categories of Claims and Interests listed below classify Claims and Interests for all purposes, including voting, confirmation and distribution pursuant to the Plan and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.

    The Plan contemplates the substantive consolidation of the Debtors for purposes of the Plan only, as discussed and provided for more fully below.

Class/ Designation	Treatment	Estimated Amount of Allowed Claims	Status	Projected Recovery
Class 1: Secured Claims	Subject to the terms of this Combined Disclosure Statement and Plan, each Holder of an Allowed Class 1 Claim, in full satisfaction of such Allowed Class 1 Claim, shall receive, in the Post-Effective Date Debtors' discretion, (i) Cash equal to the value of such Claim; (ii) the return of the Holder's Collateral securing such Claim; (iii) such Claim reinstated pursuant to sections 1124(1) or 1124(2) of the Bankruptcy Code; or (iv) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing.	$0.00	Unimpaired/Deemed to accept Plan	100%
Class 2: Priority Non-Tax Claims	Subject to the terms of this Combined Disclosure Statement and Plan, each Holder of an Allowed Class 2 Claim, in full satisfaction of such Allowed Class 2 Claim, shall receive, in the Post-Effective Date Debtors' discretion, either (i) Cash equal to the unpaid portion of the Face Amount of such Allowed Priority Non-Tax Claim; or (ii) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing.	$0.00	Unimpaired/Deemed to accept Plan	100%
Class 3: General Unsecured Claims	Subject to the terms of this Combined Disclosure Statement and Plan, each Holder of an Allowed Class 3 Claim, in full satisfaction of such Allowed Class 3 Claim, shall receive (i) its Pro Rata share of the General Unsecured Claim Distribution, or (ii) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing.	$11,907,000	Impaired/ Entitled to vote	49%

Class/ Designation	Treatment	Estimated Amount of Allowed Claims	Status	Projected Recovery
Class 4: Subordinated Claims	Subject to the terms of this Combined Disclosure Statement and Plan, Holders of Allowed Class 4 Claims shall not receive or retain any property, interest in property or other consideration under the Plan on account of such Class 4 Subordinated Claims.	$0	Impaired/ Deemed to reject Plan	$0
Class 5: PLx Parent Interests	Subject to the terms of this Combined Disclosure Statement and Plan, Holders of Allowed Class 5 PLx Parent Interests shall not receive or retain any property, interest in property or other consideration under the Plan on account of such Class 5 PLx Parent Interests.	N/A	Impaired/ Deemed to reject Plan	$0

ARTICLE III
BACKGROUND AND DISCLOSURES

3.1   General Background[3]

(a)   The Debtors' Business

As of the Petition Date, the Debtors were a commercial-stage drug delivery platform technology company, focused on improving how and where active pharmaceutical ingredients are absorbed in the gastrointestinal tract, via their clinically-validated and patent-protected PLxGuard™ technology. The Debtors had two Food and Drug Administration approved products, VAZALORE® 81 mg and VAZALORE® 325 mg (referred to together as "**VAZALORE**"), which are liquid-filled aspirin capsules for over-the-counter distribution.

Prior to the Petition Date, the Debtors had secured extensive distribution for VAZALORE, as the product was available in over 30,000 drug, grocery and mass retail stores and e-commerce sites in the United States at launch.

As of the Petition Date, the Debtors relied on third-party contract manufacturers for all of their required ingredients and finished products for VAZALORE and other product candidates. The Debtors were parties to a Manufacturing Services Agreement with Patheon Pharmaceuticals Inc. ("**Patheon**"), to provide the capabilities to bring VAZALORE to market. Patheon manufactured the VAZALORE capsules in bulk at its facility in Cincinnati, Ohio, and those

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[3] Additional information regarding the Debtors' business, assets, capital structure, and the circumstances leading to the filing of the Chapter 11 Cases is set forth in detail in the First Day Declaration, which is incorporated herein by reference.

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capsules were then bottled at Patheon's Greenville, North Carolina facility or packaged in blister form at the facility of Sharp Packaging Solutions in Conshohocken, Pennsylvania.

As of the Petition Date, the Debtors were also party to certain commercial agreements (the **"MPG Agreements"**) with the MPG Group. The MPG Group provided the Debtors with certain warehousing, distribution, sales, management, logistics, fulfillment, and customer and collections support in respect of VAZALORE.   The Debtors marketed VAZALORE to retailers and consumers exclusively through MPG Group's network.   Retailers transacted with MPG Group—not the Debtors—when they purchased or returned VAZALORE.   In short, MPG Group was the face of VAZALORE to the Debtors' retail customers.   Under the MPG Agreements, the Debtors were obligated to compensate MPG Group either directly or indirectly from retailer payments.

(b)   The Debtors' Capital Structure as of the Petition Date

3.1.2   Secured Indebtedness

The Debtors have no funded secured indebtedness, and as of the Petition Date, had approximately $9.4 million of unencumbered cash on hand to administer the Chapter 11 Cases.

As of the Petition Date, the Stalking Horse Bidder asserted secured claims against the Debtors in excess of approximately $7.5 million, subject to further reconciliation, on account of, among other things, return liability, expired and expiring products that are subject to return, product discontinuations, trade promotions, and other unpaid amounts due and owing under the MPG Agreements. The Stalking Horse Bidder alleged that its claims were secured on a first priority basis by certain inventory in the Stalking Horse Bidder's possession and future payment obligations under the MPG Agreements.   Upon the closing of the Sale (as defined below), the Stalking Horse Bidder's secured claims were fully satisfied, and the Stalking Horse Bidder received an allowed prepetition unsecured deficiency claim of $1.7 million, as set forth in the Sale Order and described more fully below.

3.1.3   Unsecured Indebtedness and Trade Debt

In the ordinary course of business, the Debtors incurred unsecured indebtedness to various suppliers, trade vendors, their landlord, utility providers, and service providers, among others. As of the Petition Date, the Debtors' estimated consolidated outstanding unsecured indebtedness, including raw materials purchases based on the Debtors' forecast, manufacturing capacity reservation fees, returns from retailers for expired and excess product at retail stores, and trade payables, excluding the MPG Group's allowed prepetition unsecured deficiency claim, is approximately $11.9 million, the bulk of which is due and owing to Patheon and its affiliate, Patheon Manufacturing Services LLC.

3.1.4   Equity Holders

PLx Parent is a publicly-traded company with its common stock listed on the NASDAQ Capital Market (symbol PLXPQ).   As of the Petition Date, there were 30,565,309 shares of its common stock outstanding.

As of the Petition Date, PLx Parent also had (i) 9,756 shares of Series A convertible preferred stock, $0.001 par value, outstanding with a liquidation value of $1,000 per share, and (ii) 2,000 shares of Series B convertible preferred stock, $0.001 par value, outstanding with a liquidation value of $1,000 per share.

3.2   Events Leading Up to the Chapter 11 Cases

(a)   The Debtors' Post-Launch Challenges

Several factors contributed to the Debtors' need to commence the Chapter 11 Cases, including operational, financial, and macroeconomic challenges in the pharmaceutical business that, over time, complicated the Debtors' operations and limited the Debtors' access to capital. The current inflationary environment put pressure on consumer behavior, including on adoption of new products and fostering an increased price sensitivity. The market acceptance and sales of VAZALORE took longer than anticipated to develop, due in part to difficult macroeconomic conditions that affected both the broader markets and biotech markets, and unfavorable COVID-19 market impacts, such as restrictions that limited face-to-face medical communications with healthcare professionals and their patients. In addition, in October 2021, negative media coverage of the United States Preventative Services Task Force's therapy guidelines on use of aspirin in prevention of cardiovascular disease created confusion among consumers and health care professionals, and unfavorably impacted the heart health aspirin category, resulting in an immediate and continued decline in the category reflected in both dollars and units sold.

In February 2022, the Debtors began evaluating financing and other strategic alternatives in order to secure additional capital to continue to grow the business and their pipeline. Due to a downturn in actual sales compared to the Debtors' forecasts, the Debtors began implementing spending reduction measures during the second quarter of 2022 to reduce their cash burn, including: (i) reducing their media spend for the second half of the year; (ii) reducing their 27-person outsourced sales force; (iii) cancelling remaining open purchase orders for inventory; (iv) deferring a planned manufacturing site scale up and deferring work to establish a second manufacturing site; and (v) reducing other expenses, including consultants and advertising agency projects. The Debtors were also engaging in strategic discussions with other pharmaceutical companies to discuss a potential partnership with the Debtors or a sale of the Debtors' business.

In July 2022, the Debtors engaged Raymond James & Associates, Inc. ("**Raymond James**") as their investment banker, and commenced a marketing process for a strategic going concern or asset sale. As discussed more fully below, despite the Debtors' efforts, however, the Debtors were unable to mitigate the challenges they faced leading up to the commencement of the Chapter 11 Cases.

In the nine months ended September 30, 2022 and the year ended December 31, 2022, the Debtor incurred a net loss of $31.1 million and $48.9 million, respectively. The Debtors' accumulated deficit was, as of September 30, 2022 and December 31, 2022, $179.4 million and $197.1 million, respectively.

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(b)   Prepetition Marketing and Restructuring Efforts

Prior to the Petition Date, beginning around August 2022, the Debtors management working with Raymond James launched a multi-pronged outreach effort to 97 potential parties. Of the 97 potential parties, 73 were strategic buyers and 24 were financial buyers. Conversations with parties explored a variety of structuring alternatives, including whether they may be interested in supporting an out of court sale, merger or similar transaction.

Of the 97 parties contacted, the Debtors held diligence calls with 9 parties to review the opportunity and answer questions. Eight of these parties entered into non-disclosure agreements with the Debtors. To support this process, the Debtors organized a comprehensive data room, including a 42-page Confidential Information Memorandum, for parties under a non-disclosure agreement.

The Debtors' management team conducted its own outreach efforts and reached out to 25 potential strategic parties. The management team held diligence calls with 10 parties to review the opportunity and answer questions, and 3 of these parties entered into non-disclosure agreements with the Debtors.

In November 2022, the Debtors contacted 8 potential counterparties to discuss a reverse merger transaction with the Debtors. Of the 8 parties contacted, the Debtors held diligence calls with 6 parties to review the opportunity and answer questions, and 4 parties entered into non-disclosure agreements with the Debtors. Of the 6 parties with which the Debtors held diligence calls, 3 submitted initial, non-binding term sheets.

Despite the Debtors' significant efforts, the Debtors were unable to agree on any non-binding term sheets or transactions.

Following the Debtors' release of their earnings for the third quarter of 2022, Raymond James re-contacted 7 high-priority parties to determine if there was interest in re-engaging on the opportunity. However, these efforts were unsuccessful, too.

On March 31, 2023, after weeks of hard fought, good faith, arms' length negotiations, the Debtors and the Stalking Horse Bidder entered into an Indication of Interest (the "**IOI**"). The IOI contemplated several things, including (a) that the parties would endeavor to negotiate a stalking horse asset purchase agreement, against which higher or better offers would be solicited pursuant to a section 363 sale process; (b) on account of its asserted secured claim, pursuant to section 363(k) of the Bankruptcy Code, the Stalking Horse Bidder purchasing the Debtors' business for a combination of a partial credit bid of $3,000,000, plus assumption of certain liabilities, plus $100,000 in cash; (c) that the Debtors would file for chapter 11 protection soon thereafter to administer such sale process; and (d) certain interim operating covenants in respect of discontinued VAZALORE products and interim decisions impacting pricing.

In March 2023, prior to the commencement of the Chapter 11 Cases, the Debtors re-contacted all 11 parties that had previously signed a non-disclosure agreement. Of the 11 parties contacted, 3 parties explicitly passed pre-petition.

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(c)   The Stalking Horse APA

On April 12, 2023, the Debtors and the Stalking Horse Bidder entered into the Stalking Horse APA. As more fully described in the Bidding Procedures Motion, upon its execution, the Stalking Horse APA provided for the sale of substantially all of the Debtors' assets (the "**Sale**") and the following principal terms, as more fully set forth and defined in the Stalking Horse APA:

- *Purchase Price*:

  (A)   Pursuant to section 363(k) of the Bankruptcy Code, an initial credit bid of a portion of the Stalking Horse Bidder's secured claims in the amount of $3,000,000, which shall offset the Debtors' liability to the Stalking Horse Bidder on a dollar-for-dollar basis, *plus*

  (B) $100,000 in Cash, *plus*

  (C)   assumption of the Assumed Liabilities.

- *Assignment and Assumption of Certain Liabilities*: Subject to the terms and conditions set forth in the Stalking Horse APA, the Stalking Horse Bidder shall assume from the Debtors and thereafter be responsible for the payment, performance or discharge of the Assumed Liabilities and obligations of the Debtors as more fully described in Sections 1.1, 2.3 and 2.6 of the Stalking Horse APA; and without duplication, all obligations of the Seller that first arise after the Closing under the Assumed Contracts..

- *Assets Subject to Stalking Horse APA*: All the Debtors' Assets and all properties, assets and rights used in or held for use by the Debtors in connection with, or related to the Debtors' business, or arising out of the Debtors' business as more fully described in Section 1.1 of the Stalking Horse APA, except for Excluded Assets—including the Debtors' cash on hand projected to provide a meaningful recovery to creditors.

- *Release of Escrows to Certain Retailers in Respect of Discontinued VAZALORE Product*: In accordance with the Stalking Horse APA, prior to the Petition Date, the Debtors escrowed $900,000 for the benefit of the Stalking Horse Bidder to pay certain retailers on account of discontinued VAZALORE product. Such payments, once reconciled, shall reduce the Debtors' liability to the Stalking Horse Bidder on a dollar-for-dollar basis.

3.3   The Chapter 11 Cases

(a)   Generally

As set forth above, on the Petition Date, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

The commencement of a chapter 11 case creates an estate that is composed of all of the legal and equitable interests of the debtor as of that date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor in possession." The Debtors continue to operate their business and manage their properties as debtors and debtors in possession, subject to the closing of the Sale. The Chapter 11 Cases are being jointly administered for procedural purposes only. No trustee or examiner has been appointed in the Chapter 11 Cases. No statutory creditors' committee has been appointed in the Chapter 11 Cases.

The filing of the Debtors' bankruptcy petitions on the Petition Date triggered the immediate imposition of the automatic stay under section 362 of the Bankruptcy Code, which, with limited exceptions, enjoins all collection efforts and actions by creditors, the enforcement of liens against property of the Debtors and both the commencement and the continuation of prepetition litigation against the Debtors. With certain limited exceptions and/or modifications as permitted by order of the Bankruptcy Court, the automatic stay will remain in effect from the Petition Date until the Effective Date of the Plan, at which time it will, in effect, be replaced by the injunction provisions set forth in this Combined Disclosure Statement and Plan.

(b)   "First Day" Motions and Related Applications

Commencing on the Petition Date, the Debtors filed the following "first-day" motions and applications designed to ease the Debtors' transition into chapter 11, maximize the value of the Debtors' assets, and minimize the effects of the commencement of the Chapter 11 Cases (collectively, the "*First Day Motions*"):

i.   Debtors' Motion for Entry of an Order Authorizing the Joint Administration of the Debtors' Chapter 11 Cases ("**Joint Administration Motion**") [D.I. 2].

ii.   Debtors' Application for Entry of an Order (I) Authorizing the Appointment of Donlin, Recano & Company as Claims and Noticing Agent in the Chapter 11 Cases; and (II) Granting Related Relief ("**Claims Agent Retention Application**") [D.I. 3]

iii.   Debtors' Motion for Entry of an Order (I) Modifying Requirements to File a List of, and Provide Notice to, All Equity Holders, (II) Authorizing Redaction of Certain Personal Identification Information from the Creditor Matrix and Other Documents, and (III) Granting Related Relief ("**Equity Notice Modification Motion**") [D.I. 4].

iv.   Debtors' Motion for Interim and Final Orders (I) Prohibiting Utility Companies From Altering, Refusing, or Discontinuing Utility Services; (II) Deeming Utility Companies Adequately Assured of Future Payment; (III) Establishing Procedures for Determining Additional Adequate Assurance of Payment; and (IV) Setting a Final Hearing Related Thereto ("**Utility Motion**") [D.I. 5].

v.   Debtors' Motion for Interim and Final Orders (I) Authorizing the Debtors to Pay Certain Prepetition Taxes and Fees and Related Obligations; and (II) Authorizing Banks to Honor and Process Check and Electronic Transfer Requests Related Thereto ("**Tax Motion**") [D.I. 6].

vi.   Debtors' Motion Pursuant to Sections 105(a), 363(c), 503(b), 1107(a) and 1108 of the Bankruptcy Code for Authorization to Honor Certain Prepetition Obligations to Customers and Otherwise Maintain (A) the Call Center and (B) the Coupon Program in the Ordinary Course of Business ("**Customer Programs Motion**") [D.I. 7].

vii.   Debtors' Motion for Entry of Interim and Final Orders (I) Authorizing and Approving Continued Use of the Cash Management System; (II) Authorizing Use of Prepetition Bank Accounts and Business Forms; (III) Waiving the Requirements of Section 345(b) on an Interim Basis; and (IV) Granting Certain Related Relief ("**Cash Management Motion**") [D.I. 8].

viii.   Debtors' Motion for Entry of Interim and Final Orders (I) Authorizing Debtors to (A) Pay Wages, Salaries, and Other Compensation, (B) Maintain Payments to their Professional Employer Organization, (C) Pay Prepetition Employee Business Expenses, (D) Maintain Contributions to Prepetition Employee Benefit Programs and Continuation of Such Programs in the Ordinary Course, (E) Pay Workers' Compensation Obligations, and (F) Pay and Remit Funds on Account of Withholding and Payroll-Related Taxes and Deductions; and (II) Authorizing Banks to Honor and Process Check and Electronic Transfer Requests Related Thereto ("**Employee Wage Motion**") [D.I. 9].

On April 14, 2023 the Bankruptcy Court entered orders: (i) approving the relief requested in the Joint Administration Motion [D.I. 29], the Claims Agent Retention Application [D.I. 30], and the Equity Notice Modification Motion [D.I. 31] on a final basis; and (ii) approving the relief requested in the Utilities Motion [D.I. 32], the Taxes Motion [D.I. 33], the Cash Management Motion [D.I. 35], the Customer Programs Motion [D.I. 35], and the Employee Wage Motion [D.I. 36], on an interim basis.

On May 3, 2023, the Bankruptcy Court entered orders approving the relief requested in the Utilities Motion [D.I. 78], the Taxes Motion [D.I. 79], the Customer Programs Motion [D.I. 80], and the Employee Wage Motion [D.I. 81], on a final basis.

On May 8, 2023, the Bankruptcy Court entered an order approving the Cash Management Motion [D.I. 90] on a final basis.

(c)   Retention of Professional Advisors

The Bankruptcy Court entered orders in the Chapter 11 Cases approving the Debtors' retention of Olshan Frome Wolosky LLP as bankruptcy counsel [D.I. 128], Young Conaway Stargatt & Taylor, LLP as bankruptcy co-counsel [D.I. 129], SierraConstellation Partners, LLC to provide the Debtors with a Chief Restructuring Officer, a Deputy Chief Restructuring Officer, and certain additional personnel to assist the Chief Restructuring Officer and the Deputy Chief Restructuring Officer [D.I. 130], Donlin Recano & Company, Inc. as administrative advisor [D.I. 133], and Raymond James as investment banker [D.I. 142].

     (d)   The Bidding Procedures Motion

          i.   The Bidding Procedures

As set forth in the *Declaration of Lawrence Perkins In Support of Chapter 11 Petitions and First Day Motions* [D.I. 11] (the "**First Day Declaration**"), the Debtors' paramount goal in the Chapter 11 Cases is to maximize the value of the Estates for the benefit of the Debtors' stakeholders through the sale of their business as a going concern.

The Debtors entered chapter 11 with the belief that a robust, public sale process would result in the highest and best price for substantially all of their assets and would best allow the Debtors to maximize the value of their Estates.

On April 13, 2023, the Debtors filed their *Motion for Entry of (A) Order (I) Approving Bidding Procedures in Connection with Sale of Assets of the Debtors and Related Bid Protections, (II) Approving Form and Manner of Notice, (III) Scheduling Auction and Sale Hearing, (IV) Authorizing Procedures Governing Assumption and Assignment of Certain Contracts and Unexpired Leases, and (V) Granting Related Relief; and (B) Order (I) Approving Asset Purchase Agreement, and (II) Authorizing Sale Free and Clear of All Liens, Claims, Encumbrances, and Other Interests* [D.I. 19] (the "**Bidding Procedures Motion**").

The Bidding Procedures Motion sought approval of a sale of substantially all of the Debtors' assets to the Stalking Horse Bidder, subject to a marketing and auction process, and certain bid protections in favor of the Stalking Horse Bidder. In addition, the Bidding Procedures Motion sought to fix the claim of the Stalking Horse Bidder, subject to a claims reconciliation process.

The Debtors received an informal objection from Patheon and a formal objection from the U.S. Trustee to entry of the proposed order approving the proposed bidding procedures set forth in the Bidding Procedures Motion (the "**Bid Procedures Order**").

Prior to the hearing on the Bid Procedures Order, the Debtors worked to resolve the objections of Patheon and the U.S. Trustee, and with the assistance of the MPG Group, successfully resolved the objection of Patheon by agreeing to a procedure that included the claim reconciliation process, that was documented in the Bid Procedures Order, as further described below.

The Bankruptcy Court entered the Bid Procedures Order on May 10, 2023 [D.I. 101], but with certain modifications from the proposed version. The Bid Procedures Order did not approve the bid protections sought, but instead reserved on that issue to the sale hearing.

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ii.   The Patheon Stipulation and Claim Reconciliation Process

The Bid Procedures Order contained a stipulation between the Debtors, Patheon, and the MPG Group, that resolved Patheon's informal objection which was conditioned upon the Stalking Horse Bidder being designated as the Successful Bidder (as defined in the Bid Procedures Order) for the Credit Bid Inventory (as defined in the Bid Procedures Order).

The stipulation in the Bid Procedures Order included, among others, the following provisions:

(A) Paragraph 31(b), which provides that "that upon closing of the Sale, the aggregate amount of Patheon's prepetition claims against the Debtors shall not exceed $11,000,000 … less any reductions set forth in this Order, with such amount being subject to further reconciliation;"

(B) Paragraph 31(c), which provides that "upon closing of the Sale, the aggregate amount of the Allowed MPG Claim shall not exceed $4,400,000, with such amount being subject to further reconciliation;" and

(C) Paragraph 31(d) which provides that "Patheon and the Stalking Horse Bidder shall have reciprocal consultation rights concerning the allowance and reconciliation of the Allowed MPG Claim and the Patheon Claims, respectively, which consultation rights shall be exercised in good faith."

Following entry of the Bid Procedures Order, the Debtors worked with the MPG Group and Patheon to reconcile the MPG Group's prepetition Claim (i.e., the Allowed MPG Claim). Ultimately the parties were able to reconcile such Claim as of the closing of the Sale, and agreed that it shall be an Allowed $1.7 million prepetition unsecured Claim, as provided for in the Sale Order.

As reflected in the Liquidation Analysis attached hereto as **Exhibit A**, the Debtors believe that Patheon's prepetition claims against the Debtors and their Estates, of any nature, including any rejection damages claims (which are prepetition general unsecured claims), are capped at $11 million in the aggregate pursuant to the Bid Procedures Order. However, between June 23, 2023 and June 26, 2023, Patheon filed six proofs of claim in the Chapter 11 Cases (numbered 43, 44, 46, 47, 48, and 49) asserting prepetition general unsecured claims against the Debtors and their Estates in excess of $22 million for, among other things, rejection damages. To the extent it is determined that Patheon's prepetition claims are not capped at $11 million in the aggregate pursuant to the Bid Procedures Order, and that such claims are Allowed at an amount that exceed $11 million, actual recoveries to Holders of Allowed General Unsecured Claims under the Combined Disclosure Statement and Plan will be impacted.

iii.   The Post-Petition Sale Process

On May 10, 2023, in accordance with the Bid Procedures Order, the Debtors filed and served the *Notice of Auction, Sale Hearing and Certain Related Deadlines* [D.I. 102] (the "**Sale Notice**"). The Sale Notice identified certain deadlines, which were approved by the Bid Procedures

Order (the "**Sale Deadlines**"). Among others, the Sale Deadlines included a May 19, 2023 bid deadline, a May 22, 2023 auction date (as necessary) and a May 25, 2023 sale hearing.

Notwithstanding the Debtors' robust pre- and postpetition sale process, no parties except for the Stalking Horse Bidder provided a bid and, in accordance with the Bid Procedures Order, the auction was cancelled.

However, in consideration of comments made by the Bankruptcy Court at the hearing to consider the Bid Procedures Order, the Debtors and the Stalking Horse Bidder amended the Stalking Horse APA to, among other things, provide clarity that certain assets would remain with the Debtors, including an approximate $69,000 tax refund due and owing from the State of Delaware and to allow for the reconciliation of the MPG Claim. The amendment was filed with the Bankruptcy Court on May 23, 2023 [D.I. 125].

On May 25, 2023, the Bankruptcy Court conducted a hearing to consider the Sale to the Stalking Horse Bidder under the Stalking Horse APA, as amended, on an uncontested basis. At the conclusion of the hearing, the Bankruptcy Court entered the Sale Order, thereby approving the Sale.

In addition to approving the Sale, among other things, the Sale Order (i) fixed the Allowed General Unsecured Claim of the MPG Group at $1.7 million (as described above); (iii) authorized the Debtors to change their names upon consummation of the Sale as required by the Stalking Horse APA; and (iii) provided for certain releases between the Debtors and the Stalking Horse Bidder.

Also, Section 2.1 of the Stalking Horse APA [D.I. 19] provides the list of assets purchased by the Stalking Horse Bidder (subject to the later filed amendment) and includes the purchase of all "Acquired Claims," which are defined as:

> all causes of action, lawsuits, judgments, Claims, refunds, rights of recovery, rights of setoff, counterclaims, defenses, demands, remedies, warranty claims, rights to indemnification, contribution, advancement of expenses or reimbursement, or similar rights (whether choate or inchoate, known or unknown, contingent or noncontingent) available to Sellers or their estates as of the time of Closing against (a) Buyer or any of its Affiliates (other than Claims pursuant to this Agreement or arising out of the Transactions contemplated hereby), (b) any person who at any time at or prior to Closing served or may serve as a director, officer, manager, employee or advisor of any Seller and any shareholder or Related Party of any Seller, (c) any customer, supplier, manufacturer, distributor, broker, or vendor of any Seller or any other Person with whom any Seller has an ordinary course commercial relationship, and (d) any other third party.

In turn, the Stalking Horse Bidder released the Acquired Claims (as defined in the Stalking Horse APA) as and to the extent provided for in Paragraph 30 of the Sale Order, which provides:

> Effective upon the Closing Date, the Stalking Horse Bidder shall forever and irrevocably be deemed to have released, discharged, and acquitted the Debtors and their estates and each of their former, current, and future officers, employees,

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directors, agents, representatives, owners, members, shareholders, partners, financial and other advisors, investors and consultants, legal advisors, shareholders, managers, consultants, accountants, attorneys, affiliates, and predecessors and successors in interest from any and all claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness and obligations, rights, assertions, allegations, actions, suits, controversies, proceedings, losses, damages, injuries, reasonable attorneys' fees, costs, expenses, or judgments of every type, whether known, unknown, asserted, unasserted, suspected, unsuspected, accrued, unaccrued, fixed, contingent, pending or threatened, including all legal and equitable theories of recovery, arising under common law, statute or regulation or by contract, of every nature and description; provided, however, nothing herein shall release any rights, claims and defenses of the Stalking Horse Bidder with respect to the Remaining Stalking Horse Bidder Claim or any claims or causes of action that the Stalking Horse Bidder may have to enforce the terms of the Stalking Horse APA and this Sale Order.

As set forth in the *Notice of Sale Closing, Change of Debtors' Names, and Assumed and Assigned Agreements* dated May 26, 2023 [D.I. 148], the Sale closed on May 26, 2023.

(e)   Schedules and Bar Dates

On May 11, 2023, the Debtors filed the Schedules. Among other things, the Schedules set forth the Claims of known or putative creditors against the Debtors as of the Petition Date, based upon the Debtors' books and records.

On May 23, 2023, the Bankruptcy Court entered the Bar Date Order that, among other things, established the General Bar Date and the Government Bar Date (each as defined in the Bar Date Order) as June 26, 2023 at 5:00 p.m. (prevailing Eastern Time) and October 10, 2023 at 5:00 p.m. (prevailing Eastern Time), respectively. As described in detail below, the Plan contemplates deadlines for filing certain Administrative Claims, Professional Fee Claims and Rejection Claims.

The projected recoveries set forth in the Plan are based on certain assumptions, including the Debtors' estimates of the Claims that will eventually be Allowed in various Classes. There is no guarantee that the ultimate amount of each of such categories of Claims will correspond to the Debtors' estimates. The Debtors or the Plan Administrator, as applicable, and their professionals will investigate Claims filed against the Debtors to determine the validity of such Claims. The Debtors or the Plan Administrator, as applicable, may file objections to Claims that are filed in improper amounts or classifications, or are otherwise subject to objection under the Bankruptcy Code or other applicable law.

(f)   The Wind-down of the Estates

Following the closing of the Sale, the Debtors have been focused principally on efficiently winding down their businesses and preserving Cash held in the Estates. That included eliminating virtually all operating expenses, including terminating all employees and closing the Debtors' office by June 30, 2023.

In addition, as part of those wind down efforts, the Debtors filed (i) the *Motion for Entry of an Order, Pursuant to Sections 105(a) and 365(a) of the Bankruptcy Code, Authorizing the Debtors to Reject Certain Contracts Effective as of June 6, 2023* [D.I. 163], (ii) the *Debtors' Motion for Entry of an Order (I) Authorizing the Debtors to, Effective as of June 30, 2023, (A) Abandon Certain Property and (B) Reject Any Executory Contracts Associated Therewith, and (II) Granting Related Relief* [D.I. 187], and (iii) the *Debtors' Motion for Order, Pursuant to Sections 105(a), 365(a), and 554 of the Bankruptcy Code and Bankruptcy Rule 6004, Authorizing (I) Rejection of (A) Certain Unexpired Leases of Non-Residential Real Property and (B) a Certain Executory Contract, Effective as of the Rejection Date, and (II) Abandonment of any Remaining Property Located at the Premises Covered By the Unexpired Leases* [D.I. 188], pursuant to which the Debtors have sought, as applicable, to reject certain executory contracts and unexpired leases and abandon certain personal property of de minimis or no value to their Estates. The Debtors expect to seek the rejection of other contracts and leases.

This Combined Disclosure Statement and Plan provides for the Assets to be liquidated over time and the proceeds thereof to be distributed to Holders of Allowed Claims in accordance with the terms of the Plan and the treatment of Allowed Claims described more fully herein. The Plan Administrator will effect such liquidation and Distributions. The Debtors will be dissolved as soon as practicable after the Effective Date.

ARTICLE IV
CONFIRMATION AND VOTING PROCEDURES

4.1   Confirmation Procedure. The Solicitation Procedures Order, among other things, approves the Combined Disclosure Statement and Plan on an interim basis for solicitation purposes only and authorizes the Debtors to solicit votes to accept or reject the Plan. The Confirmation Hearing has been scheduled for **September 13, 2023 at 2:00 p.m. (prevailing Eastern Time)** at the Bankruptcy Court, 824 North Market Street, 5th Floor, Courtroom 4, Wilmington, Delaware 19801 to consider (a) final approval of the Disclosure Statement as providing adequate information pursuant to section 1125 of the Bankruptcy Code and (b) confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code. The Confirmation Hearing may be adjourned from time to time by the Debtors without further notice, except for an announcement of the adjourned date made at the Confirmation Hearing or by filing a notice with the Bankruptcy Court or including a notation in the agenda for the Confirmation Hearing.

4.2   Procedure for Objections. Any objection to final approval of the Disclosure Statement as providing adequate information pursuant to section 1125 of the Bankruptcy Code or confirmation of the Plan must be made in writing and filed with the Bankruptcy Court and served on: (a) counsel to the Debtors, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, NY 10019 (Attn: Adam H. Friedman (afriedman@olshanlaw.com) and Jonathan T. Koevary (jkoevary@olshanlaw.com)); (ii) co-counsel to the Debtors, Young Conaway Stargatt & Taylor, LLP, Rodney Square, 1000 N. King Street, Wilmington, DE 19801 (Attn: Robert F. Poppiti, Jr. (rpoppiti@ycst.com) and Shane M. Reil (sreil@ycst.com)); and (iii) the U.S. Trustee, J. Caleb Boggs Federal Building, 844 King Street, Suite 2207, Lockbox 35, Wilmington, DE 19801 (Attn.: Joseph F. Cudia) in each case, **by no later than September 1, 2023 at 4:00 p.m. (prevailing Eastern Time)**. Unless an objection is timely filed and served, it may not be considered by the Bankruptcy Court at the Confirmation Hearing.

4.3   **Requirements for Confirmation**. The Bankruptcy Court will confirm the Plan only if it meets all the applicable requirements of section 1129 of the Bankruptcy Code. Among other requirements, the Plan (i) must be accepted by all Impaired Classes of Claims or Interests or, if rejected by an Impaired Class, the Plan must not "discriminate unfairly" against, and be "fair and equitable" with respect to, such Class; and (ii) must be feasible. The Bankruptcy Court must also find that: (i) the Plan has classified Claims and Interests in a permissible manner; (ii) the Plan complies with the technical requirements of chapter 11 of the Bankruptcy Code; and (iii) the Plan has been proposed in good faith.

4.4   **Classification of Claims and Interests**

Section 1123 of the Bankruptcy Code provides that a plan must classify the claims and interests of a debtor's creditors and equity interest holders. In accordance with section 1123 of the Bankruptcy Code, the Plan divides Claims and Interests into Classes and sets forth the treatment for each Class (other than those claims which pursuant to section 1123(a)(1) of the Bankruptcy Code need not be and have not been classified). The Debtors also are required, under section 1122 of the Bankruptcy Code, to classify Claims and Interests into Classes that contain Claims or Interests that are substantially similar to the other Claims or Interests in such Class.

The Bankruptcy Code also requires that a plan provide the same treatment for each claim or interest of a particular class unless the claim holder or interest holder agrees to a less favorable treatment of its claim or interest. The Debtors believe that the Plan complies with such standard. If the Bankruptcy Court finds otherwise, however, it could deny confirmation of the Plan if the Holders of Claims or Interests affected do not consent to the treatment afforded them under the Plan.

A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim also is placed in a particular Class for the purpose of receiving Distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

The Debtors believe that the Plan has classified all Claims and Interests in compliance with the provisions of section 1122 of the Bankruptcy Code and applicable case law. It is possible that a Holder of a Claim or Interest may challenge the Debtors' classification of Claims or Interests and that the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed. If such a situation develops, the Debtors intend, in accordance with the terms of the Plan, to make such permissible modifications to the Plan as may be necessary to permit its confirmation. Any such reclassification could adversely affect Holders of Claims by changing the composition of one or more Classes and the vote required of such Class or Classes for approval of the Plan.

EXCEPT AS SET FORTH IN THE PLAN, UNLESS SUCH MODIFICATION OF CLASSIFICATION MATERIALLY ADVERSELY AFFECTS THE TREATMENT OF A HOLDER OF A CLAIM AND REQUIRES RE-SOLICITATION, ACCEPTANCE OF THE PLAN BY ANY HOLDER OF A CLAIM PURSUANT TO THIS SOLICITATION WILL

BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH HOLDER OF A CLAIM REGARDLESS OF THE CLASS AS TO WHICH SUCH HOLDER ULTIMATELY IS DEEMED TO BE A MEMBER.

The amount of any Claim that ultimately is Allowed by the Bankruptcy Court may vary from any estimated Allowed amount of such Claim and, accordingly, the total Claims that are ultimately Allowed by the Bankruptcy Court with respect to each Class of Claims may also vary from any estimates contained herein with respect to the aggregate Claims in any Class. Thus, the actual recovery ultimately received by a particular Holder of an Allowed General Unsecured Claim may be adversely or favorably affected by the aggregate amount of Claims Allowed in such Class. Additionally, any changes to any of the assumptions underlying the estimated Allowed amounts could result in material adjustments to recovery estimates provided herein or the actual Distribution received by Holders of Allowed General Unsecured Claims. The projected recoveries are based on information available to the Debtors as of the date hereof, including the Debtors' estimate of the amount of Cash available for Distribution as of the Effective Date, and reflect the Debtors' views as of the date hereof only.

The classification of Claims and Interests and the nature of Distributions, if any, to members of each Class are summarized herein. The Debtors believe that the consideration, if any, provided under the Plan to Holders of Claims and Interests reflects an appropriate resolution of their Claims taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Plan. Many of these tests are designed to protect the interests of Holders of Claims or Interests who are not entitled to vote on the Plan, or do not vote to accept the Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy Court.

Pursuant to the provisions of the Bankruptcy Code, only classes of claims or interests that are "impaired" (as defined in section 1124 of the Bankruptcy Code) under a plan may vote to accept or reject such plan. Generally, a claim or interest is impaired under a plan if the holder's legal, equitable, or contractual rights are changed under such plan. In addition, if the holders of claims or interests in an impaired class do not receive or retain any property under a plan on account of such claims or interests, such impaired class is deemed to have rejected such plan under section 1126(g) of the Bankruptcy Code and, therefore, such holders are not entitled to vote on such plan. **AS SET FORTH BELOW ONLY HOLDERS OF CLAIMS IN CLASS 3 (GENERAL UNSECURED CLAIMS) ARE ENTITLED TO VOTE ON THE PLAN AND ARE BEING PROVIDED A BALLOT TO ACCEPT OR REJECT THE PLAN.**

4.5   Unclassified Claims. Holders of the following Claims are not entitled to vote on the Plan:

(a)   Administrative Claims

(b)   Professional Fee Claims

(c)   Priority Tax Claims

4.6   Unimpaired Classes of Claims. Holders of Claims in the following Unimpaired Classes of Claims are deemed to have accepted the Plan and, therefore, are not entitled to vote on the Plan:

(a)   Secured Claims (Class 1)

(b)   Priority Non-Tax Claims (Class 2)

4.7   Impaired/Voting Class of Claims. Holders of Claims in the following Impaired Class of Claims will receive a Distribution on account of any Allowed Claims in such Class, and therefore, are entitled to vote on the Plan:

(a)   General Unsecured Claims (Class 3)

4.8   Impaired/Non-Voting Classes of Claims and Interests. Holders of Claims and Interests in the following Impaired Classes of Claims and Interests will receive no Distribution on account of such Claims and Interests, are deemed to have rejected the Plan, and therefore, are not entitled to vote on the Plan:

(a)   Subordinated Claims (Class 4)

(b)   PLx Parent Interests (Class 5)

4.9   Confirmation Without Necessary Acceptances; Cramdown

In the event that any impaired class of claims or interests does not accept a plan, a debtor nevertheless may move for confirmation of a plan. A plan may be confirmed, even if it is not accepted by all impaired classes, if the plan has been accepted by at least one impaired class of claims, and the plan meets the "cramdown" requirements set forth in section 1129(b) of the Bankruptcy Code. Section 1129(b) of the Bankruptcy Code requires that a court find that a plan (a) "does not discriminate unfairly" and (b) is "fair and equitable," with respect to each non-accepting impaired class of claims or interests. Here, because Holders of Claims and Interests in Classes 4 (Subordinated Claims) and 5 (PLx Parent Interests) are deemed to reject the Plan, the Debtors will seek confirmation of the Plan from the Bankruptcy Court by satisfying the "cramdown" requirements set forth in section 1129(b) of the Bankruptcy Code. The Debtors believe that such requirements are satisfied, as no Holder of a Claim or Interest junior to those in Class 3 (General Unsecured Claims) is entitled to receive any property under the Plan.

A plan does not "discriminate unfairly" if (a) the legal rights of a non-accepting class are treated in a manner that is consistent with the treatment of other classes whose legal rights are similar to those of the non-accepting class, and (b) no class receives payments in excess of that which it is legally entitled to receive for its claims or interests. The Debtors believe that, under the Plan, all Impaired Classes of Claims or Interests are treated in a manner that is consistent with the treatment of other Classes of Claims or Interests that are similarly situated, if any, and no Class of Claims or Interests will receive payments or property with an aggregate value greater than the aggregate value of the Allowed Claims or Allowed Interests in such Class. Accordingly, the Debtors believe that the Plan does not discriminate unfairly as to any Impaired Class of Claims or Interests.

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The Bankruptcy Code provides a nonexclusive definition of the phrase "fair and equitable." To determine whether a plan is "fair and equitable," the Bankruptcy Code establishes "cramdown" tests for secured creditors, unsecured creditors and equity holders, as follows:

(a)   Secured Creditors. Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or (ii) above.

(b)   Unsecured Creditors. Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the Holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

(c)   Interests. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the non-accepting class will not receive or retain any property under the plan.

As discussed above, the Debtors believe that the Distributions provided under the Plan satisfy the absolute priority rule.

4.10   Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of the Plan not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors (unless such liquidation or reorganization is proposed in the Plan). Inasmuch as the Assets have been, or will be, liquidated and the Plan provides for the Distribution of all of the Cash proceeds of the Assets to Holders of Allowed Claims in accordance with the Plan, for purposes of this test, the Debtors have analyzed the ability of the Debtors to meet their obligations under the Plan upon the Effective Date. Based on the Debtors' analysis, the Plan Administrator will have sufficient assets to accomplish the necessary tasks under the Plan. Therefore, the Debtors believe that the liquidation pursuant to the Plan will meet the feasibility requirements of the Bankruptcy Code.

4.11   Best Interests Test and Liquidation Analysis

Even if a plan is accepted by the holders of each class of claims and interests, the Bankruptcy Code requires the Bankruptcy Court to determine that such plan is in the best interests of all holders of claims or interests that are impaired by that plan and that have not accepted the plan. The "best interests" test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a court to find either that all members of an impaired class of claims or interests have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under chapter 7 of the Bankruptcy Code.

To calculate the probable distribution to holders of each impaired class of claims and interests if the debtor was liquidated under chapter 7, a court must first determine the aggregate dollar amount that would be generated from a debtor's assets if its chapter 11 cases were converted to cases under chapter 7 of the Bankruptcy Code. To determine if a plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of a liquidation of the debtor's unencumbered assets and properties, after subtracting the amounts attributable to the costs, expenses and administrative claims associated with a chapter 7 liquidation, must be compared with the value offered to such impaired classes under the plan. If the hypothetical liquidation distribution to holders of claims or interests in any impaired class is greater than the distributions to be received by such parties under the plan, then such plan is not in the best interests of the holders of claims or interests in such impaired class.

Because the Plan is a liquidating plan, the "liquidation value" in the hypothetical chapter 7 liquidation analysis for purposes of the "best interests" test is similar to the estimates of the results of the chapter 11 liquidation contemplated by the Plan. However, the Debtors believe that in a chapter 7 liquidation, there would be additional costs and expenses that the Estates would incur as a result of liquidating the Estates in a chapter 7 case.

For example, the costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as the costs of counsel and other professionals retained by the trustee, all of whom would lack the institutional knowledge regarding the Debtors and the Assets that the Debtors' current management and professional advisors have. The Debtors believe such amount would exceed the amount of expenses that would be incurred in implementing the Plan and winding up the affairs of the Debtors. Conversion also would likely delay the liquidation process and ultimate distribution of the Assets. The Estates would also be obligated to pay all unpaid expenses incurred by the Debtors during the Chapter 11 Cases (such as compensation for professionals) that are allowed in the chapter 7 cases.

Accordingly, the Debtors believe that Holders of Allowed Claims would receive less than anticipated under the Plan if the Chapter 11 Cases were converted to chapter 7 cases, and therefore, the Plan complies with section 1129(a)(7) of the Bankruptcy Code.

4.12   **Acceptance of the Plan**

The rules and procedures governing eligibility to vote on the Plan, solicitation of votes, and submission of Ballots are set forth in the Solicitation Procedures Order.

For the Plan to be accepted by an Impaired Class of Claims, a majority in number and two-thirds in dollar amount of the Claims voting in such Class must vote to accept the Plan. At least one voting Class, excluding the votes of insiders, must actually vote to accept the Plan. *Accordingly, in order for the Plan to be confirmed, Class 3 General Unsecured Claims must vote to accept the Plan.*

IF YOU ARE A HOLDER OF A CLASS 3 GENERAL UNSECURED CLAIM ENTITLED TO VOTE ON THE PLAN, YOU ARE URGED TO COMPLETE, DATE, SIGN, AND PROMPTLY SUBMIT THE BALLOT YOU RECEIVE IN ACCORDANCE WITH THE SOLICITATION PROCEDURES ORDER AND THE INSTRUCTIONS ON THE

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BALLOT. PLEASE BE SURE TO COMPLETE ALL BALLOT ITEMS PROPERLY, LEGIBLY AND OTHERWISE IN ACCORDANCE WITH THE SOLICITATION PROCEDURES ORDER AND THE INSTRUCTIONS ON THE BALLOT.

IF YOU ARE A HOLDER OF A CLASS 3 GENERAL UNSECURED CLAIM ENTITLED TO VOTE ON THE PLAN AND YOU DID NOT RECEIVE A BALLOT, YOU RECEIVED A DAMAGED BALLOT, OR YOU LOST YOUR BALLOT, OR IF YOU HAVE ANY QUESTIONS CONCERNING THE PLAN OR PROCEDURES FOR VOTING ON THE PLAN, PLEASE CONTACT THE CLAIMS AGENT AT DRCVote@DonlinRecano.com OR 1 (800) 499-8519. THE CLAIMS AGENT IS NOT AUTHORIZED TO, AND WILL NOT, PROVIDE LEGAL ADVICE.


ARTICLE V
CERTAIN RISK FACTORS TO BE CONSIDERED PRIOR TO VOTING


THE PLAN AND ITS IMPLEMENTATION ARE SUBJECT TO CERTAIN RISKS, INCLUDING, BUT NOT LIMITED TO, THE RISK FACTORS SET FORTH BELOW. HOLDERS OF GENERAL UNSECURED CLAIMS WHO ARE ENTITLED TO VOTE ON THE PLAN SHOULD READ AND CAREFULLY CONSIDER THE RISK FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THE COMBINED PLAN AND DISCLOSURE STATEMENT AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH OR REFERRED TO OR INCORPORATED BY REFERENCE HEREIN, BEFORE DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

5.1 The Plan May Not Be Accepted

The Debtors can make no assurances that the requisite acceptances of the Plan will be received, including to the extent that the substantive consolidation contemplated by the Plan is not approved, and the Debtors may need to obtain acceptances to an alternative plan (or plans) of liquidation for the Debtors that may not have the support of the requisite Creditors, in which case the Debtors may be required to liquidate the Estates under chapter 7 of the Bankruptcy Code. There can be no assurance that the terms of any such alternative restructuring arrangement or plan would be similar to or as favorable to Creditors as those proposed in the Plan.

5.2 The Plan May Not Be Confirmed

Even if the Debtors receive the requisite acceptances, there is no assurance that the Bankruptcy Court, which may exercise substantial discretion as a court of equity, will confirm the Plan. Even if the Bankruptcy Court determined that the Combined Disclosure Statement and Plan and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation have not been met. Moreover, there can be no assurance that modifications to the Combined Disclosure Statement and Plan will not be required for Confirmation or that such modifications would not necessitate the re-solicitation of votes. If the Plan is not confirmed, it is unclear what distributions

Holders of Allowed Claims ultimately would receive with respect to their Allowed Claims in any subsequent plan of liquidation.

If the Plan is not confirmed and an alternative cannot be agreed to, it is possible that the Debtors would have to liquidate their Assets, if any, in chapter 7, in which case it is likely that the Holders of Allowed Claims would receive less favorable treatment than they would receive under the Plan. There can be no assurance that the terms of any such alternative would be similar to or as favorable to the Debtors' Creditors as those proposed in the Plan.

5.3   Distributions to Holders of Allowed Claims under the Plan May Be Inconsistent with Projections

Projected Distributions are based upon the Debtors' good faith estimates of the total amount of Unclassified Claims, Secured Claims, Priority Non-Tax Claims, and General Unsecured Claims ultimately Allowed and the funds available for Distribution. There can be no assurance that the estimated Claim amounts set forth in the Combined Disclosure Statement and Plan are correct. These estimated amounts are based on certain assumptions with respect to a variety of factors. Both the actual amount of Allowed Claims in a particular Class and the funds available for Distribution to such Class may differ from the Debtors' estimates. If the total amount of Allowed Claims in a Class is higher than the Debtors' estimates, or the funds available for Distribution to such Class are lower than the Debtors' estimates, the percentage recovery to Holders of Allowed Claims in such Class will be less than projected. As discussed above, to the extent it is determined that Patheon's prepetition claims are not capped at $11 million in the aggregate pursuant to the Bid Procedures Order, and that such claims are Allowed at an amount that exceed $11 million, actual recoveries to Holders of Allowed General Unsecured Claims under the Combined Disclosure Statement and Plan will be impacted.

5.4   Objections to Classification of Claims

Section 1122 of the Bankruptcy Code requires that the Plan classify Claims and Interests. The Bankruptcy Code also provides that the Plan may place a Claim or Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests of such Class. The Debtors believe that all Claims and Interests have been appropriately classified in the Plan. To the extent that the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors would seek to (i) modify the Plan to provide for whatever classification might be required for Confirmation and (ii) use the acceptances received from any Holder of Claims pursuant to this solicitation for the purpose of obtaining the approval of the Class or Classes of which such Holder ultimately is deemed to be a member. Any such reclassification of Claims, although subject to the notice and hearing requirements of the Bankruptcy Code, could adversely affect the Class in which such Holder was initially a member, or any other Class under the Plan, by changing the composition of such Class and the vote required for approval of the Plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Plan based upon such reclassification. Except to the extent that modification of classification in the Plan requires re-solicitation, the Debtors will, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Plan by any Holder of Claims pursuant to this solicitation will constitute a consent to the Plan's treatment of such Holder, regardless of the Class as to which such Holder is ultimately deemed to be a member. The Debtors believe that under the Bankruptcy Rules, they would be required to resolicit votes for or against the Plan only when a modification adversely affects the treatment of the Claim of any Holder.

The Bankruptcy Code also requires that the Plan provide the same treatment for each Claim or Interest of a particular Class unless the Holder of a particular Claim or Interest agrees to a less favorable treatment of its Claim or Interest. The Debtors believe that the Plan complies with the requirement of equal treatment. To the extent that the Bankruptcy Court finds that the Plan does not satisfy such requirement, the Bankruptcy Court could deny Confirmation of the Plan. Issues or disputes relating to classification and/or treatment could result in a delay in the Confirmation and consummation of the Plan and could increase the risk that the Plan will not be consummated.

5.5   Failure to Consummate the Plan

The Plan provides for certain conditions that must be satisfied (or waived) prior to the occurrence of the Effective Date. As of the date of the Combined Plan and Disclosure Statement, there can be no assurance that any or all of the conditions in the Plan will be satisfied (or waived). Accordingly, there can be no assurance that the Plan will be confirmed by the Bankruptcy Court. Further, if the Plan is confirmed, there can be no assurance that the Plan will be consummated (i.e., that the Effective Date will occur).

5.6   Plan Releases May Not Be Approved

There can be no assurance that the releases, as provided in Article XIV of the Plan, will be granted. Failure of the Bankruptcy Court to grant such relief may result in a plan of liquidation that differs from the Plan or the Plan not being confirmed.

5.7   Reductions to Estimated Creditor Recoveries

The Allowed amount of Claims in any Class could be greater than projected, which, in turn, could cause the amount of Distributions to Holder of Allowed Claims in such Class to be reduced substantially. The amount of administrative expenses incurred to administer the Chapter 11 Cases and wind down the Debtors' Estates could be greater than anticipated, or the amount of cash realized from the liquidation of the Debtors' Assets could be less than anticipated, which could cause the amount of Distributions to creditors to be reduced substantially.

5.8   Certain Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relevant to the implementation of the Plan to the Debtors and to Holders of certain Claims. This discussion does not address the U.S. federal income tax consequences to (i) creditors whose Claims are Unimpaired or otherwise entitled to payment in full in cash under the Plan, (ii) public entities or Governmental Units, including the U.S. Government, states, municipalities, and Native American Tribes, or (iii) Holders who are deemed to reject the Plan, such as Holders of PLx Parent Interests.

The discussion of U.S. federal income tax consequences below is based on the Internal Revenue Code, Treasury regulations, judicial authorities, published positions of the IRS, and other

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applicable authorities, all as in effect on the date of this Combined Plan and Disclosure Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. The U.S. federal income tax consequences of the Plan are complex and subject to significant uncertainties. The Debtors have not requested an opinion of counsel or a ruling from the IRS with respect to any of the tax aspects of the Plan. No assurance can be given that the IRS will not take a position contrary to the description of U.S. federal income tax consequences of the Plan described below.

This discussion does not address non-U.S., state, or local tax consequences of the Plan, nor does it purport to address the U.S. federal income tax consequences of the Plan to special classes of taxpayers (e.g., public entities and Governmental Units (including the U.S. Government, states, municipalities, and Native American Tribes), foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, individual retirement and other tax-deferred accounts, Holders that are, or hold Claims through, S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, persons subject to the alternative minimum tax or the "Medicare" tax on unearned income, persons who use the accrual method of accounting and report income on an "applicable financial statement," and persons holding Claims that are part of a straddle, hedging, constructive sale, or conversion transaction). In addition, this discussion does not address U.S. federal taxes other than income taxes, nor does it address the Foreign Account Tax Compliance Act.

The following discussion generally assumes that the Plan implements the liquidation of the Debtors for U.S. federal income tax purposes, and that all distributions by the Debtors to Holders of Allowed Claims will be taxed accordingly. Additionally, this discussion assumes that (i) the various arrangements to which any of the Debtors is a party will be respected for U.S. federal income tax purposes in accordance with their form and (ii) except if otherwise indicated, the Claims are held as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code.

The following discussion of certain U.S. federal income tax consequences is for general informational purposes only and is not a substitute for careful tax planning and advice based upon your individual tax circumstances. Each Holder of a Claim or Interest is urged to consult its own tax advisor for the U.S. federal, state, local, and other tax consequences applicable under the Plan.

    (a)   <u>Consequences to the Debtors</u>.

As of the Petition Date, the Debtors may have had consolidated net operating losses ("**NOLs**") for U.S. federal income tax purposes. However, the amount of any NOLs and other tax attributes, as well as the application of any limitations on their use, remain subject to review and adjustment by the IRS. Moreover, the Debtors may recognize additional losses as a result of the Sale, and anticipate having NOLs carrying forward into 2023.

        i.   <u>Limitations on NOL Carryforwards and Other Tax Attributes</u>. The Debtors' ability to utilize any NOLs and certain other tax attributes could be subject to limitation if the Debtors underwent or were to undergo an ownership change within the meaning of section 382 of the Internal Revenue Code after the Petition Date. The Debtors believe that no ownership change for section 382 purposes has occurred to date and expect that no such ownership change will occur prior to the liquidation of the Debtors pursuant to the Plan, anticipated to occur in 2023. If, however, the Debtors were to undergo an ownership change for purposes of section 382 of the Internal Revenue Code, the Debtors' utilization of any NOLs or other tax attributes could be meaningfully impaired.

ii.   Cancellation of Debt. In general, the Internal Revenue Code provides that a debtor must recognize cancellation of debt ("**COD**") income upon the elimination or reduction of debt for insufficient consideration. The Internal Revenue Code provides an exception to such income recognition treatment for any COD arising by reason of the discharge of the debtor's indebtedness in the bankruptcy case or to the extent of the debtor's insolvency immediately before the cancellation of the debt. In such case, the Internal Revenue Code generally requires the debtor to reduce certain of its tax attributes—such as current year NOLs, NOL carryforwards, tax credits, capital losses and tax basis in assets—by the amount of any such excluded COD income. COD income generally is the amount by which the adjusted issue price of cancelled debt exceeds the sum of the amount of cash and the fair market value of any other property transferred in exchange therefor. In general, any reduction in tax attributes under the COD rules does not occur until the end of the tax year, after such attributes have been applied to determine the tax for the year or, in the case of asset basis reduction, the first day of the taxable year following the tax year in which the COD occurs.

Consistent with the intended treatment of the Plan as a plan of liquidation for U.S. federal income tax purposes, the Debtors believe that no COD should be incurred by a Debtor as a result of the implementation of the Plan prior to the distribution by such Debtor of all of its assets. In such case, the reduction of tax attributes resulting from such COD (which, as indicated above, only occurs as of the end of the tax year in which the COD occurs) generally should not have a material impact on the Debtors. However, there can be no assurance that the IRS will agree to such characterization, due to, among other things, a lack of direct authoritative guidance as to when COD occurs in the context of a liquidating chapter 11 plan, and thus there can be no assurance that all or a substantial amount of the COD will not be incurred earlier.

(b)   Consequences to Holders of Allowed Class 3 General Unsecured Claims. Pursuant to the Plan, each Holder of an Allowed General Unsecured Claim in Class 3 will receive (i) its Pro Rata share of the General Unsecured Claim Distribution, or (ii) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing.

In the event of the subsequent disallowance of any Disputed Claim, it is possible that a Holder of a previously Allowed Claim may receive additional distributions in respect of its Claim. Accordingly, it is possible that the recognition of any loss realized by a Holder with respect to an

Allowed Claim may be deferred until all Claims are Allowed or Disallowed. Alternatively, it is possible that a Holder will have additional gain in respect of any additional distributions received.

If gain or loss is recognized, such gain or loss may be long-term capital gain or loss if the Allowed Claim disposed of is a capital asset in the hands of the Holder and has been held for more than one year. Each Holder of an Allowed Claim should consult its own tax advisor to determine whether gain or loss recognized by such Holder will be long-term capital gain or loss and the specific tax effect thereof on such Holder. The character of any gain or loss depends on a variety of factors, including, among other things, the origin of the Holder's Allowed Claim, when the Holder receives payment (or is deemed to receive payment) in respect of such Allowed Claim, whether the Holder reports income using the accrual or cash method of tax accounting, whether the Holder acquired its Allowed Claim at a discount, whether the Holder has taken a bad debt deduction with respect to such Allowed Claim, and/or whether (as intended and herein assumed) the Plan implements the liquidation of the Debtors for U.S. federal income tax purposes.

      i.   <u>Distributions in Respect of Accrued but Unpaid Interest</u>. In general, to the extent any amount received (whether cash or other property) by a Holder of a debt instrument is received in satisfaction of interest that accrued during its holding period, such amount will be taxable to the Holder as ordinary interest income (if not previously included in the Holder's gross income under the Holder's normal method of accounting). Conversely, a Holder generally recognizes a deductible loss to the extent any accrued interest was previously included in its gross income and is not paid in full.

Pursuant to Section 10.11 of the Plan, except as otherwise required by law (as reasonably determined by the Plan Administrator), distributions in respect of any Allowed Claim shall be allocated first to the principal amount of such Allowed Claim (as determined for U.S. federal income tax purposes) and, thereafter, to the remaining portion of such Allowed Claim, if any. However, there is no assurance that such allocation would be respected by the IRS for U.S. federal income tax purposes. You are urged to consult your own tax advisor regarding the allocation of consideration received under the Plan, as well as the deductibility of accrued but unpaid interest and the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income for U.S. federal income tax purposes.

5.8.2 <u>Withholding Tax Requirements</u>. All distributions to Holders of Allowed Claims under the Plan are subject to any applicable tax withholding, including employment tax withholding. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable withholding rate. Backup withholding generally applies if the Holder (a) fails to furnish its social security number or other taxpayer identification number, (b) furnishes an incorrect taxpayer identification number, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the tax identification number provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions. Holders of Allowed Claims are urged to consult their own tax advisors regarding the Treasury

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Regulations governing backup withholding and whether the transactions contemplated by the Plan would be subject to these Treasury Regulations.

In addition, Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer's claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these Treasury Regulations and whether the transactions contemplated by the Plan would be subject to these Treasury Regulations and require disclosure on the Holder's tax returns.

THE FOREGOING TAX SUMMARY HAS BEEN PROVIDED FOR GENERAL INFORMATIONAL PURPOSES ONLY. THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. NOTHING HEREIN SHALL CONSTITUTE TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

ARTICLE VI
TREATMENT OF UNCLASSIFIED CLAIMS

(a)   <u>Administrative Claims</u>. Except as otherwise provided for herein, in the Confirmation Order, or in a separate order of the Bankruptcy Court, on, or as soon as reasonably practicable after, the later of (i) the Effective Date and (ii) 30 days following the date on which an Administrative Claim becomes an Allowed Administrative Claim, the Holder of such Allowed Administrative Claim shall receive from the Post-Effective Date Debtors, in full satisfaction of such Allowed Administrative Claim, (a) Cash equal to the unpaid portion of the Face Amount of such Allowed Administrative Claim or (b) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing.

(b)   <u>Professional Fee Claims</u>. Professional Fee Claims shall be paid by the Post-Effective Date Debtors as set forth in Section 16.2 of the Plan.

(c)   <u>Priority Tax Claims</u>. In full satisfaction of such Claims, Holders of Allowed Priority Tax Claims shall be paid by the Post-Effective Date Debtors, at the Post-Effective Date Debtors' discretion, as follows: (a) Cash equal to the unpaid portion of the Face Amount of such Allowed Priority Tax Claim on the later of the Effective Date or 30 days following the date on which such Priority Tax Claim becomes an Allowed Priority Tax Claim; (b) in regular installment payments in Cash over a period not exceeding five (5) years after the Petition Date, plus interest on the unpaid portion thereof at the rate determined under applicable non-bankruptcy law as of the calendar month in which the Confirmation Date occurs; and (c) such other treatment as to which the Holder of an Allowed Priority Tax Claim and the Post-Effective Date Debtors shall have agreed upon in writing.

ARTICLE VII
TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

Unless the Holder of an Allowed Claim or Interest, as applicable, and the Debtors or the Post-Effective Date Debtors, as applicable, agree to a different treatment, each Holder of an Allowed Claim or Interest, as applicable, shall receive the following treatment:

7.1   Unimpaired Classes of Claims

(a)   Class 1: Secured Claims. On, or as soon as reasonably practicable after the Effective Date, Holders of Class 1 Allowed Secured Claims shall receive from the Post-Effective Date Debtors, at the discretion of the Post-Effective Date Debtors, in full satisfaction of such Allowed Secured Claim, (i) Cash equal to the value of such Claim; (ii) the return of the Holder's Collateral securing such Claim; (iii) such Claim reinstated pursuant to sections 1124(1) or 1124(2) of the Bankruptcy Code; or (iv) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing. ***Class 1 is Unimpaired, and therefore Holders of Secured Claims are conclusively presumed to have accepted the Plan.***

(b)   Class 2: Priority Non-Tax Claims. On, or as soon as reasonably practicable after, the later of (i) the Effective Date and (ii) 30 days following the date on which a Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, the Holder of such Allowed Priority Non-Tax Claim shall receive from the Post-Effective Date Debtors, at the discretion of the Post-Effective Date Debtors, in full satisfaction of such Allowed Priority Non-Tax Claim, either (i) Cash equal to the unpaid portion of the Face Amount of such Allowed Priority Non-Tax Claim; or (ii) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing. ***Class 2 is Unimpaired, and therefore Holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan***.

7.2   Impaired Classes of Claims and Interests.

(a)   Class 3: General Unsecured Claims. On, or as soon as reasonably practicable after, the Effective Date, a Holder of an Allowed Class 3 General Unsecured Claim shall receive from the Post-Effective Date Debtors, in full satisfaction of such Allowed General Unsecured Claim, (i) its Pro Rata share of the General Unsecured Claim Distribution, or (ii) such other less favorable treatment as to which such Holder and the Post-Effective Date Debtors shall have agreed upon in writing. ***Class 3 is Impaired, and Holders of Allowed Class 3 General Unsecured Claims are entitled to vote on the Plan.***

(b)   Class 4: Subordinated Claims. Holders of Subordinated Claims shall not receive or retain any property, interest in property or consideration under the Plan on account of such Subordinated Claims. ***Class 4 is Impaired and is deemed to have rejected the Plan, and therefore Holders of Class 4 Subordinated Claims are not entitled to vote on the Plan.***

(c)   Class 5: PLx Parent Interests. Holders of PLx Parent Interests shall not receive or retain any property, interest in property or consideration under the Plan on account of such PLx Parent Interests. ***Class 5 is Impaired and is deemed to have rejected the Plan, and therefore Holders of Class 5 PLx Parent Interests are not entitled to vote on the Plan.***

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37

7.3   Reservation of Rights Regarding Claims and Interests. Except as otherwise explicitly provided in the Plan, nothing shall affect the Debtors' rights and defenses, both legal and equitable, with respect to any Claims or Interests, including, but not limited to, all rights with respect to legal and equitable defenses to alleged rights of setoff or recoupment.


ARTICLE VIII
ACCEPTANCE OR REJECTION OF THE PLAN


8.1   Class Entitled to Vote. Because General Unsecured Claims in Class 3 are Impaired and Holders thereof may receive or retain property or an interest in property under the Plan, only Holders of Claims in Class 3 shall be entitled to vote to accept or reject the Plan.

8.2   Acceptance by Impaired Classes of Claims. In accordance with section 1126(c) of the Bankruptcy Code, and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if the Plan is accepted by the Holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims in such Class that have timely and properly voted to accept or reject the Plan.

8.3   Presumed Acceptance by Unimpaired Classes. Because Claims in Classes 1 (Secured Claims) and 2 (Priority Non-Tax Claims) are Unimpaired pursuant to section 1126(f) of the Bankruptcy Code, Holders of Claims in Classes 1 and 2 are deemed to have accepted the Plan and, therefore, such Holders of Claims are not entitled to vote to accept or reject the Plan.

8.4   Presumed Rejections by Impaired Classes. Holders of Claims or Interests in Classes 4 (Subordinated Claims)and 5 (PLx Parent Interests) are not entitled to receive or retain any property under the Plan, and therefore such Holders of Claims or Interests are presumed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

8.5   Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors will request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan, the documents submitted in support thereof or any schedule or exhibit, including to amend or modify it to satisfy the requirements of section 1129(b) of the Bankruptcy Code, if necessary.

8.6   Controversy Concerning Impairment. If a controversy arises as to whether any Claim or Interest is Impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

8.7   Elimination of Vacant Classes. Any Class of Claims or Interests that does not contain, as of the date of the commencement of the Confirmation Hearing, a Holder of an Allowed Claim or Interest, or a Holder of a Claim or Interest temporarily allowed under Bankruptcy Rule 3018, shall be deemed deleted from the Plan for all purposes, including for purposes of determining acceptance of the Plan by such Class under section 1129(a)(8) of the Bankruptcy Code.

ARTICLE IX
IMPLEMENTATION OF THE PLAN

9.1 **Implementation of the Plan**. The Plan will be implemented by, among other things, the appointment of the Plan Administrator and the making of Distributions from the Assets, including, without limitation, all Cash and the proceeds, if any, from the Retained Causes of Action, by the Post-Effective Date Debtors in accordance with the Plan and the Plan Administrator Agreement.

Except as otherwise provided in the Plan, on and after the Effective Date, all Assets of the Estate, including all claims, rights, Retained Causes of Action and any property acquired by the Debtors under or in connection with the Plan, shall vest in the Post-Effective Date Debtors, free and clear of all Claims, Liens, charges, other encumbrances and Interests.

9.2 **The Debtors' Post-Effective Date Corporate Affairs.**

(a) <u>Debtors' Officers, Directors and Managers</u>. On the Effective Date, the Debtor's officers, directors and managers shall be terminated automatically without the need for any corporate action or approval and without the need for any corporate filings, and shall have no continuing obligations to the Debtors following the occurrence of the Effective Date.

9.3 **Dissolution of the Debtors.**

On the Effective Date, the Plan Administrator shall be the sole officer and director of the Post-Effective Date Debtors and appointed to manage the Post-Effective Date Debtors, in accordance with the Plan and the Plan Administrator Agreement. Following the implementation of the Plan, the administration and Distribution of the Debtors' Assets in accordance with the terms of the Plan, and the winding down of the Post-Effective Date Debtors' affairs, without the need for any further order or action of the Bankruptcy Court, the Post-Effective Date Debtors will be dissolved and their affairs will be wound up in accordance with Delaware law. The Plan Administrator is authorized to take all actions reasonably necessary to dissolve the Post-Effective Date Debtors, and neither the Plan Administrator nor the Post-Effective Date Debtors shall be required to pay any taxes or fees in order to cause such dissolution and termination of the Post-Effective Date Debtors' existence.

9.4 **Cancellation of PLx Parent Interests.**

On the Effective Date, (a) all PLx Parent Interests shall be deemed cancelled and extinguished; (b) the PLx Parent Interests shall cease to be publicly traded; and (c) the Debtors shall cease to be a reporting company under the Securities Exchange Act of 1934 and shall not be required to file reports with the Securities and Exchange Commission. The Post-Effective Date Debtors are authorized to take all steps and execute all instruments and documents necessary or appropriate in connection with the foregoing.

9.5 **Substantive Consolidation for Plan Purposes Only.**

(a) Except as otherwise provided in this Plan, each of the Debtors shall continue to maintain its separate corporate existence after the Effective Date for all purposes, other than the

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treatment of Claims and Distributions under the Plan. Except as expressly provided in the Plan (or as otherwise ordered by the Bankruptcy Court), for purposes of voting to accept or reject the Plan and Claims and Distributions under the Plan: (i) the Assets and liabilities of the Debtors shall be deemed merged or treated as though they were merged into and with the Assets and liabilities of PLx Opco; (ii) all guaranties of the Debtors of the obligations of any other Debtor shall be deemed eliminated and extinguished so that any Claim against any Debtor, and any guarantee thereof executed by any Debtor and any joint or several liability of any of the Debtors, shall be deemed to be one obligation of PLx Opco; (iii) each and every Claim filed or to be filed in either of the Chapter 11 Cases shall be treated as filed against the consolidated Debtors and shall be treated as one Claim against and obligation of PLx Opco; (iv) all Intercompany Claims shall be eliminated and extinguished, and holders of Intercompany Claims shall not receive any Distributions or retain any property pursuant to this Plan on account of such Intercompany Claims; and (v) for purposes of determining the availability of the right of setoff under section 553 of the Bankruptcy Code, the Debtors shall be treated as one entity, PLx Opco, so that, subject to the other provisions of section 553 of the Bankruptcy Code, debts due to any of the Debtors may be set off against the debts of any of the other Debtors. Such substantive consolidation shall not (other than for purposes relating to this Plan) affect the legal and corporate structures of the Post-Effective Date Debtors. Moreover, such substantive consolidation shall not affect any subordination provisions set forth in any agreement relating to any Claim or Interest or the ability of the Post-Effective Date Debtors to seek to have any Claim or Interest subordinated in accordance with any contractual rights or equitable principles. Notwithstanding anything in this section to the contrary, all post-Effective Date fees payable to the U.S. Trustee pursuant to section 1930 of title 28 of the United States Code shall be calculated on a separate legal entity basis for each Post-Effective Date Debtor.

(b) The Combined Disclosure Statement and Plan shall be deemed to be a motion by the Debtors requesting that the Bankruptcy Court approve the substantive consolidation contemplated by the Plan. Unless an objection to the proposed substantive consolidation is made in writing on or before the deadline to object to Confirmation, or such other date as may be fixed by the Bankruptcy Court, the substantive consolidation contemplated by the Plan may be approved by the Bankruptcy Court at the Confirmation Hearing. In the event any such objections are timely filed, a hearing with respect thereto shall be scheduled by the Bankruptcy Court, which hearing may, but need not, be the Confirmation Hearing.

(c) If the Bankruptcy Court determines that substantive consolidation of one of the Debtors is not appropriate, then the Debtors may request that the Bankruptcy Court otherwise confirm the Plan and approve the treatment of and Distributions to the different Classes under the Plan on an adjusted, Debtor-by-Debtor basis. Furthermore, the Debtors reserve their rights to seek confirmation of the Plan without implementing substantive consolidation of any given Debtor, and to request that the Bankruptcy Court approve the treatment of and Distributions to any given Class under the Plan on an adjusted, Debtor-by-Debtor basis. Such request may include that the Bankruptcy Court confirm an amended version of this Plan with respect to only one Debtor at the Confirmation Hearing, without the need to resolicit votes for or against the amended version of the Plan.

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9.6   **Plan Administrator.**

(a)   Appointment; Duties. The Debtors shall designate the Person who initially will serve as the Plan Administrator. The identity of the Plan Administrator shall be included in the Plan Supplement.

(b)   Plan Administrator Agreement**.**

       i.   Plan Administrator as a Fiduciary. The Plan Administrator shall be a fiduciary of the Estates and the Post-Effective Date Debtors, and shall be compensated and reimbursed for expenses as set forth in, and in accordance with, the Plan and the Plan Administrator Agreement.

       ii.   Provisions of the Plan Administrator Agreement and Confirmation Order. The Plan Administrator Agreement and the Confirmation Order shall provide that: (i) the Plan Administrator shall have no duties until the occurrence of the Effective Date, and on and after the Effective Date shall be a fiduciary of the Post-Effective Date Debtors and the Estates; and (ii) if the Plan is withdrawn or otherwise abandoned prior to the occurrence of the Effective Date, the Plan Administrator position shall thereafter be dissolved.

(c)   Powers and Duties of Plan Administrator.

       i.   General Powers and Duties. From and after the Effective Date, pursuant to the terms and provisions of the Plan and the Plan Administrator Agreement, the Plan Administrator shall be empowered and directed to: (i) take all steps and execute all instruments and documents necessary to make Distributions to Holders of Allowed Claims and to perform the duties assigned to the Post-Effective Date Debtors and the Plan Administrator under the Plan or the Plan Administrator Agreement; (ii) comply with the Plan and the obligations hereunder; (iii) employ, retain or replace professionals to represent him or her with respect to his or her responsibilities; (iv) object to Claims or Interests as provided in the Plan, and prosecute such objections; (v) compromise and settle any issue or dispute regarding the amount, validity, priority, treatment or allowance of any Claim or Interest; (vi) establish, replenish or release any reserves as provided in the Plan, as applicable; (vii) exercise such other powers as may be vested in the Post-Effective Date Debtors or the Plan Administrator pursuant to the Plan, the Plan Administrator Agreement or any other order of the Bankruptcy Court, including the Confirmation Order, or otherwise act on behalf of and for the Debtors and the Post-Effective Date Debtors from and after the Effective Date; (viii) file applicable tax returns for the Debtors; (ix) liquidate any of the Assets; and (x) prosecute, compromise, resolve or withdraw any of the Retained Causes of Action. The Plan Administrator may, without the need for further Court approval, retain and compensate legal counsel, financial advisors and other processional advisors to advise him or her in the performance of his or her duties, which counsel and advisors may be counsel and advisors retained by the Debtors in the Chapter 11 Cases.

ii.   Distributions. Pursuant to the terms and provisions of the Plan and the Plan Administrator Agreement, the Plan Administrator shall make the required Distributions specified under the Plan and in accordance with the Plan.

(d)   Compensation of the Plan Administrator. The Plan Administrator's compensation, on a Post-Effective Date basis, shall be described in the Plan Supplement.

(e)   Indemnification of the Plan Administrator and Related Parties. The Debtors and the Post-Effective Date Debtors shall indemnify and hold harmless: (i) the Plan Administrator (solely in his or her capacity as such); and (ii) the Plan Administrator Professionals (collectively, the "Indemnified Parties"), with respect to any and all liabilities, losses, damages, claims, costs and expenses arising out of or due to their post-Effective Date actions or omissions, or consequences of such actions or omissions, taken in connection with the Plan, the Plan Administrator Agreement and the Confirmation Order, other than acts or omissions, or consequences of such post-Effective Date actions or omissions, resulting from such Indemnified Party's bad faith, willful misconduct (including, without limitation, actual fraud) or gross negligence. To the extent that an Indemnified Party asserts a claim for indemnification as provided above, (i) any payment on account of such claim shall be paid solely from the Estates and (ii) the legal fees and related costs incurred by counsel to the Plan Administrator in monitoring and participating in the defense of such claims giving rise to the asserted right of indemnification shall be advanced to such Indemnified Party (and such Indemnified Party undertakes to repay such amounts if it ultimately shall be determined that such Indemnified Party is not entitled to be indemnified therefore) out of the Estates or any available insurance. The indemnification provisions of the Plan Administrator Agreement shall remain available to and be binding upon any former Plan Administrator or the estate of any decedent of the Plan Administrator and shall survive the termination of the Plan Administrator Agreement.

(f)   Insurance. The Plan Administrator shall be authorized to obtain and pay for, out of the funds of the Estates, all reasonably necessary insurance coverage for himself or herself, his or her agents, representatives, employees or independent contractors and the Debtors, including, but not limited to, coverage with respect to: (i) any property that is or may in the future become the property of the Debtors or the Estates; and (ii) the liabilities, duties and obligations of the Plan Administrator and his or her agents, representatives, employees or independent contractors under the Plan Administrator Agreement, the latter of which insurance coverage may remain in effect for a reasonable period of time as determined by the Plan Administrator after the termination of the Plan Administrator Agreement.

(g)   Preservation of Retained Causes of Action. Except as expressly set forth in the Plan or the Confirmation Order, the Post-Effective Date Debtors shall retain all Retained Causes of Action and nothing contained in the Plan or the Confirmation Order shall be deemed to be a release, waiver or relinquishment of any such Retained Causes of Action. The Post-Effective Date Debtors or the Plan Administrator, as applicable, shall have, retain, reserve and be entitled to assert all such Retained Causes of Action as fully as if the Chapter 11 Cases have not been commenced, and all of the Post-Effective Date Debtors' legal and equitable rights respecting any Claim that are not specifically waived or relinquished by the Plan, the Confirmation Order, or any Final Order (including settlement or other agreements authorized thereby) may be asserted after the Effective Date to the same extent as if the Chapter 11 Cases have not been commenced.

9.7   Funding of Reserves.

(a)   Professional Fee Reserve. On the Effective Date, the Plan Administrator shall establish the Professional Fee Reserve as set forth in Section 16.2 of the Plan.

(b)   Other Reserves. The Plan Administrator shall use Cash to establish and administer any other necessary reserves that, in the Plan Administrator's discretion, may be required to effectuate the Plan and the Distributions to Holders of Allowed Claims hereunder or under the Plan Administrator Agreement.

9.8   Special Provisions Regarding Insurance. Notwithstanding anything to the contrary in the Combined Disclosure Statement and Plan, the Plan Supplement, the Confirmation Order, any bar date notice or claim objection, any other document related to any of the foregoing, or any other order of the Bankruptcy Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction, discharge or release, confers Bankruptcy Court jurisdiction, or requires a party to opt out of any releases):

(a)   on the Effective Date, the Insurance Contracts shall vest, unaltered and in their entirety with the Post-Effective Date Debtors, and all debts, obligations, and liabilities of the Debtors (and, after the Effective Date, of the Post-Effective Date Debtors) thereunder, whether arising before or after the Effective Date, shall survive and shall not be amended, modified, waived, released, discharged or impaired in any respect, all such debts, obligations, and liabilities of the Debtors (and, after the Effective Date, of the Post-Effective Date Debtors) shall be satisfied by the Post-Effective Date Debtors in the ordinary course of business, and the Insurers shall not need to or be required to file or serve any objection to a proposed cure amount or a request, application, Claim, proof or motion for payment or allowance of any Claim or Administrative Claim and shall not be subject to any bar date or similar deadline governing cure amounts, proofs of Claims or Administrative Claims;

(b)   for the avoidance of doubt, subject to the automatic stay under section 362 of the Bankruptcy Code and the injunction under Section 14.2 of the Plan, if there is available insurance, any party with rights against or under the applicable Insurance Contract, including, without limitation, the Estates, the Post-Effective Date Debtors and Holders of Claims covered by the Insurance Contracts, may pursue such rights, and the Post-Effective Date Debtors may, but shall not be required to, move to limit any such Claim to the Face Amount of such Claim less the total coverage available with respect to that Claim under the Insurance Contracts; *provided, however*, that doing so in no way obligates an Insurer to pay any portion of the Claim or otherwise alters an Insurer's coverage defenses; *provided further, however*, that nothing alters or modifies the duty, if any, that Insurers have to pay Claims covered by the Insurance Contracts and the Insurers' right to seek payment or reimbursement from the Debtors (or after the Effective Date, the Post-Effective Date Debtors); *provided finally, however*, the automatic stay of Bankruptcy Code section 362(a) and the injunctions set forth in the Plan, if and to the extent applicable, shall be deemed lifted without further order of the Bankruptcy Court, solely to permit: (I) all current and former employees of the Debtors to proceed with any valid workers compensation claims they might have in the appropriate judicial or administrative forum; (II) direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (III) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of the Bankruptcy Court, (A) any valid workers compensation claims, (B) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by the Bankruptcy Court granting a claimant relief from the automatic stay to proceed with its Claim covered by the Insurance Contracts, and (C) all costs in relation to each of the foregoing; and (IV) the Insurers to cancel any Insurance Contracts, to the extent permissible under applicable non-bankruptcy and bankruptcy law, and in accordance with the terms of the Insurance Contracts (other than on the basis of any outstanding pre-petition claims against the Debtors, the Estates or the Post-Effective Date Debtors arising from or related to such Insurance Contracts);

(c)   nothing in this Section 9.8 shall constitute a waiver of any Causes of Action the Debtors, their Estates or the Post-Effective Date Debtors may hold against any Entity, including any Insurers. Nothing in this Section 9.8 is intended to, shall or shall be deemed to preclude any Holder of an Allowed Claim covered by the Insurance Contracts from seeking and/or obtaining a recovery from any Insurer in addition to (but not in duplication of) any Distribution such Holder may receive under the Plan; *provided, however*, that the Debtors, the Estates, and the Post-Effective Date Debtors do not waive, and expressly reserve their rights to assert that the proceeds of the Insurance Contracts are an Asset and property of the Estates to which they are entitled to the extent that the Debtors are entitled to assert first-party claims pursuant to the terms and conditions of the applicable Insurance Contract; and

(d)   nothing shall modify the scope of, or alter in any other way, the rights and obligations of the Insurers, the Debtors (or, after the Effective Date, the Post-Effective Date Debtors), or any other individual or entity, as applicable, under the Insurance Contracts, and all such rights and obligations shall be determined under the Insurance Contracts and applicable non-bankruptcy law as if the Chapter 11 Cases had not occurred, and, for the avoidance of doubt, the Insurers shall retain any and all rights, claims and defenses to liability and/or coverage that they have under the Insurance Contracts, including the right to contest and/or litigate with any party, including the Debtors and the Post-Effective Date Debtors, the existence, primacy and/or scope of liability and/or available coverage under any alleged applicable Insurance Contract.

9.9   **Provision Governing Allowance and Defenses to Claims**. On and after the Effective Date, the Post-Effective Date Debtors shall have all of the Debtors' and the Estates' rights under section 558 of the Bankruptcy Code. Nothing under the Plan shall affect the rights and defenses of the Debtors, the Estates and the Post-Effective Date Debtors in respect of any Claim or Interest not Allowed by Final Order, including all rights in respect of legal and equitable objections, defenses, setoffs or recoupment against such Claims or Interests. The Post-Effective Date Debtors may, but shall not be required to, setoff against any Claim or Interest any Causes of Actions or other claims or rights of any nature whatsoever that the Estate or the Post-Effective Date Debtors may have against the Claim Holder or Interest Holder, including, without limitation, Avoidance Actions, but neither the failure to do so nor the allowance of any Claim or Interest hereunder shall constitute a waiver or release by the Post-Effective Date Debtors of any such Claim or Interest it may have against such Claim or Interest Holder.

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ARTICLE X
PROVISIONS GOVERNING DISTRIBUTIONS

10.1   Interest on Claims. Except to the extent provided in section 506(b) of the Bankruptcy Code, the Plan or the Confirmation Order, post-petition interest, penalties or fees shall not accrue or be paid on Allowed Claims, and no Holder of an Allowed Claim shall be entitled to interest accruing on any Allowed Claim from and after the Petition Date.

10.2   Distributions by Post-Effective Date Debtors. The Plan Administrator or its designee, on behalf of the Post-Effective Date Debtors, shall serve as the disbursing agent under the Plan with respect to Distributions to Holders of Allowed Claims (provided that the Post-Effective Date Debtors may hire professionals or consultants to assist with making Distributions). The Post-Effective Date Debtors shall make all Distributions required to be made to such Holders of Allowed Claims pursuant to the Plan, the Confirmation Order and the Plan Administrator Agreement. The Post-Effective Date Debtors shall not be required to give any bond or surety or other security for the performance of the Plan Administrator's duties as disbursing agent unless otherwise ordered by the Bankruptcy Court.

10.3   Distributions for Claims Allowed as of the Effective Date. Except as otherwise provided herein or in the Plan Administrator Agreement or as ordered by the Bankruptcy Court: (i) all Distributions to be made on account of Claims that are Allowed Claims as of the Effective Date shall be made by the Post-Effective Date Debtors on or as soon as reasonably practicable after the Effective Date; and (ii) all Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made not later than 30 days following the date on which such Allowed Claim becomes an Allowed Claim. No Distribution shall be made on account of, without limitation, any Allowed Claim or portion thereof that (i) has been satisfied after the Petition Date; (ii) is listed in the schedules as contingent, unliquidated, disputed or in a zero amount, and for which a proof of claim has not been timely filed; or (iii) is evidenced by a proof of claim that has been amended by a subsequently filed proof of claim.

10.4   Means of Cash Payment.

(a)   Cash payments under the Plan shall be made, at the option, and in the sole discretion, of the Post-Effective Date Debtors, by wire, check or such other method as the Post-Effective Date Debtors deem appropriate under the circumstances. Cash payments to foreign creditors may be made, at the option, and in the sole discretion, of the Post-Effective Date Debtor, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Cash payments made pursuant to the Plan in the form of checks issued by the Post-Effective Date Debtors shall be null and void if not cashed within 90 days of the date of the issuance thereof. Requests for reissuance of any check within 90 days of the date of the issuance thereof shall be made in writing directly to the Post-Effective Date Debtors.

(b)   For purposes of effectuating Distributions under the Plan, any Claim denominated in foreign currency shall be converted to U.S. Dollars pursuant to the applicable published exchange rate in effect on the Petition Date.

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10.5   Fractional Distributions. Notwithstanding anything in the Plan to the contrary, no payment of fractional cents shall be made pursuant to the Plan. Whenever any payment of a fraction of a cent under the Plan would otherwise be required, the actual Distribution made shall reflect a rounding of such fraction to the nearest whole penny (up or down), with half cents or more being rounded up and fractions less than half of a cent being rounded down.

10.6   De Minimis Distributions. Notwithstanding anything to the contrary contained in the Plan, the Post-Effective Date Debtors shall not be required to distribute, and shall not distribute, Cash or other property to the Holder of any Allowed Claim if the amount of Cash or other property to be distributed on account of such Claim is less than $100. Any Holder of an Allowed Claim on account of which the amount of Cash or other property to be distributed is less than $100 shall be forever barred from asserting such Claim against the Estates.

10.7   Delivery of Distributions. All Distributions to Holders of Allowed Claims shall be made at the address of such Holder as set forth in the claims register maintained in the Chapter 11 Cases (subject to, after the Effective Date, a change of address notification provided by a Holder in writing in a manner reasonably acceptable to the Post-Effective Date Debtors) or, in the absence of a filed-proof of claim, the Schedules. If a Distribution is returned as undeliverable, the Post-Effective Date Debtors shall have no affirmative obligation to locate such Holder's current address. If the Post-Effective Date Debtors cannot determine, or are not notified in writing of, a Holder's then-current address within 90 days after the Effective Date or does not receive a written request for reissuance of any check within 90 days of the date of the issuance, the Distribution reserved for such Holder shall be deemed an unclaimed Distribution. The responsibility to provide the Post-Effective Date Debtors a current address of a Holder of Claims or Interests shall always be the responsibility of such Holder. Except as set forth above, nothing contained in the Plan shall require the Post-Effective Date Debtors to attempt to locate any Holder of an Allowed Claim or Interest. Amounts in respect of undeliverable Distributions made by the Post-Effective Date Debtors shall be held in trust on behalf of the Holder of the Allowed Claim or Interest to which they are payable by the Post-Effective Date Debtors until the earlier of the date that such undeliverable Distributions are claimed by such Holder and 90 days after the date the undeliverable Distributions were made. The Post-Effective Date Debtors are entitled to, but shall have no obligation to, recognize the sale or transfer of any Claim or Interest that occurs after the Confirmation Date.

10.8   Withholding, Payment and Reporting Requirements with Respect to Distributions. All Distributions under the Plan shall, to the extent applicable, comply with all tax withholding, payment and reporting requirements imposed by any federal, state, provincial, local or foreign taxing authority, and all Distributions shall be subject to any such withholding, payment and reporting requirements. The Post-Effective Date Debtors shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding, payment and reporting requirements. The Post-Effective Date Debtors may require, in the Post-Effective Date Debtors' sole and absolute discretion and as a condition to the receipt of any Distribution, that the Holder of an Allowed Claim complete and return to the Post-Effective Date Debtors the appropriate Form W-8 or Form W-9, as applicable, to each Holder. Notwithstanding any other provision of the Plan, (a) each Holder of an Allowed Claim that is to receive a Distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such Distribution, and including, in the case of any Holder of a Disputed Claim that has become an Allowed Claim, any tax obligation that would be imposed upon the Estates in connection with such Distribution; and (b) no Distribution shall be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements reasonably satisfactory to the Post-Effective Date Debtors for the payment and satisfaction of such withholding tax obligations or such tax obligation that would be imposed upon the Estates in connection with such Distribution.

10.9   Setoffs. The Post-Effective Date Debtors may, but shall not be required to, set off against any Claim or Interest, any payments, Retained Causes of Actions or other Distributions to be made by the Post-Effective Date Debtors pursuant to the Plan in respect of such Claim or Interest, any claims of any nature whatsoever that the Debtors or the Estates may have against the Holder of such Claim or Interest; *provided, however*, that neither the failure to do so nor the allowance of any Claim or Interest hereunder shall constitute a waiver or release by the Debtors, the Estates or the Post-Effective Date Debtors of any such claim that it may have against such Holder, provided further, that if the Post-Effective Date Debtors set off any Retained Cause of Action against the recovery to any Holder of a Claim or Interest pursuant to this Section 10.9, the Post-Effective Date Debtors shall not be deemed to have impaired, estopped, waived, or released any rights to prosecute the same such Retained Cause of Action against any other Person or Entity.

10.10   No Distribution in Excess of Allowed Amounts. Notwithstanding anything to the contrary herein, no Holder of an Allowed Claim shall receive in respect of such Claim any Distribution of a value as of the Effective Date in excess of the Allowed amount of such Claim.

10.11   Allocation of Distributions. All Distributions received under the Plan by Holders of Allowed Claims shall be deemed to be allocated first to the principal amount of such Claim as determined for United States federal income tax purposes and then to accrued interest, if any, with respect to such Claim.

10.12   Forfeiture of Distributions. If the Holder of an Allowed Claim fails to cash a check payable to it within the time period set forth in Section 10.4(a) of the Plan, fails to claim an undeliverable Distribution within the time limit set forth in Section 10.7 of the Plan, or fails to complete and return to the Post-Effective Date Debtors the appropriate Form W-8 or Form W-9 within 60 days of the written request by the Post-Effective Date Debtors for the completion and return to them of the appropriate form pursuant to Section 10.8 of the Plan, then such Holder shall be deemed to have forfeited its right to any Distributions from the Estates (or the proceeds thereof) and the Post-Effective Date Debtors. Notwithstanding any federal or state escheat laws to the contrary, the forfeited Distributions shall become unrestricted Assets, and shall be redistributed to Holders of Allowed Claims in accordance with the terms of the Plan after reserving as necessary for payment of expenses of the Plan Administrator and otherwise in compliance with the Plan and the Plan Administrator Agreement. In the event the Post-Effective Date Debtors determine, in the Post-Effective Date Debtors' sole discretion, that any such amounts are too small in total to economically redistribute to the Holders of Allowed Claims, the Post-Effective Date Debtors may instead donate such amounts to a charitable organization(s), free of any restrictions thereon, notwithstanding any federal or state escheat laws to the contrary.

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ARTICLE XI
PROVISIONS FOR CLAIMS OBJECTIONS AND ESTIMATION OF CLAIMS

11.1 **Claims Administration Responsibility**. Except as otherwise specifically provided in the Plan and the Plan Administrator Agreement, after the Effective Date, the Post-Effective Date Debtor shall have the authority (a) to file, withdraw or litigate to judgment objections to Claims; (b) to settle, compromise or Allow any Claim or Disputed Claim without any further notice to or action, order or approval by the Bankruptcy Court; (c) to amend the Schedules in accordance with the Bankruptcy Code; and (d) to administer and adjust the claims register to reflect any such settlements or compromises without any further notice to or action, order or approval by the Bankruptcy Court; provided, however, that in no way shall the foregoing limit the rights of creditors to object to the allowance of a Claim under Section 502 of the Bankruptcy Code. Any agreement entered into by the Post-Effective Date Debtors in accordance with the terms of the Plan, the Confirmation Order, the Sale Order, and the Bid Procedures Order, with respect to the allowance of any Claim shall be conclusive evidence and a final determination of the Allowance of such Claim.

11.2 **Claim Objections**. All objections to Claims (other than (i) Administrative Claims and (ii) Professional Fee Claims, which Professional Fee Claims shall be governed by Section 16.2 of the Plan) shall be Filed on or before the Claim Objection Deadline, which date may be extended by the Bankruptcy Court upon a motion filed by the Post-Effective Date Debtors on or before the Claim Objection Deadline with notice only to those parties entitled to notice in the Chapter 11 Cases pursuant to Bankruptcy Rule 2002 as of the filing of such motion. The Filing of a motion to extend the Claim Objection Deadline shall automatically extend the Claim Objection Deadline until a final order is entered by the Bankruptcy Court. In the event that such a motion to extend the Claim Objection Deadline is denied, the Claim Objection Deadline shall be the later of the then-current Claim Objection Deadline (as previously extended, if applicable) or 30 days after entry of a Final Order denying the motion to extend the Claim Objection Deadline.

11.3 **No Distributions Pending Allowance**. Notwithstanding any other provision of the Plan or the Plan Administrator Agreement, no payments or Distributions shall be made with respect to a Disputed Claim unless and until all objections to such Disputed Claim have been settled, withdrawn, or determined by a Final Order, and the Disputed Claim has become an Allowed Claim. To the extent that a Claim is not a Disputed Claim but is held by a Holder that is or may be liable to the Debtors or the Post-Effective Date Debtors on account of a Retained Cause of Action, no payments or Distributions shall be made with respect to all or any portion of such Claim unless and until such Claim and liability have been settled or withdrawn or have been determined by Final Order of the Bankruptcy Court or such other court having jurisdiction over the matter.

11.4 **Estimation of Contingent or Unliquidated Claims**. The Post-Effective Date Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether the Debtors have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event the Bankruptcy Court so estimates any contingent or unliquidated Claim, that estimated amount shall constitute the Allowed amount of such Claim. All of the Claims objection, estimation and resolution procedures in the Plan are cumulative and are not necessarily exclusive of one another.

11.5   Amendments to Claims. On or after the Effective Date, a Claim may not be filed or amended to increase liability or to assert new liabilities without the prior authorization of the Bankruptcy Court or the Post-Effective Date Debtors and any such new or amended Claim filed without prior authorization shall be deemed disallowed in full and expunged without any further action. Any Claims filed after the applicable deadlines in the Bar Date Order, the Solicitation Procedures Order, or the Plan and Confirmation Order shall be automatically deemed disallowed in full and expunged without further action, unless otherwise ordered by the Bankruptcy Court.

ARTICLE XII
EXECUTORY CONTRACTS

12.1   Executory Contracts and Unexpired Leases. Subject to the occurrence of the Effective Date, all executory contracts and unexpired leases of the Debtors that have not been assumed, assumed and assigned, or rejected, prior to the Effective Date, or are not subject to a motion to assume or reject Filed before the Effective Date, shall be deemed rejected pursuant to the Confirmation Order, as of the Effective Date, other than the Insurance Contracts. For the avoidance of doubt, any post-petition consulting or transition services agreements shall not be deemed rejected as of the Effective Date. ***Any Creditor asserting a Rejection Claim shall File a proof of claim with the Debtors' claims and noticing agent, Donlin, Recano & Company, Inc., (i) electronically, through the online proof of Claim Form available at https://www.donlinrecano.com/Clients/plx/Static/bdpocor or (ii) by First-Class Mail, Hand Delivery or Overnight Mail at the applicable address below, within 35 days of the Effective Date, and shall also serve such proof of claim upon counsel to the Plan Administrator.***

If by First-Class Mail:
Donlin, Recano & Company, Inc.
Re: PLx Pharma Inc., et al.
P.O. Box 199043
Blythebourne Station
Brooklyn, NY 11219

If by Hand Delivery or Overnight Mail:
Donlin, Recano & Company, Inc.
Re: PLx Pharma Inc., et al.
6201 15th Avenue
Brooklyn, NY 11219

12.2   Rejection Claims. Any Rejection Claims that are not timely Filed pursuant to Section 12.1 of the Plan shall be forever disallowed and barred. If one or more Rejection Claims are timely Filed pursuant to Section 12.1 of the Plan, the Post-Effective Date Debtors may File an objection to any Rejection Claim on or prior to the Claim Objection Deadline.

ARTICLE XIII
CONFIRMATION AND CONSUMMATION OF THE PLAN

13.1   Conditions to the Occurrence of the Effective Date. The Effective Date shall not occur and the Plan shall not be consummated unless and until each of the following conditions has been satisfied or duly waived, as applicable, pursuant to Section 13.2 of the Plan:

(a)   the Bankruptcy Court shall have entered the Confirmation Order;

(b)   the Confirmation Order shall not be subject to any stay;

(c)   the Plan Administrator Agreement shall have been executed, and a Plan Administrator shall have been appointed;

(d)   the Professional Fee Reserve shall be funded in Cash pursuant to and in accordance with Section 16.2 of the Plan in an amount to be reasonably determined by the Debtors or, if there is a dispute concerning the amount of the funding required, in an amount fixed by the Bankruptcy Court; and

(e)   all actions, documents, and agreements necessary to implement the provisions of the Plan to be effectuated on or prior to the Effective Date shall be effective or executed and delivered.

13.2   Waiver of Conditions to the Occurrence of the Effective Date. The conditions to the Effective Date set forth in Section 13.1 of the Plan, other than 13.1(a) of the Plan, may be waived by the Debtors at any time without further Order.

13.3   Effect of Non-Occurrence of Conditions to the Effective Date. If each of the conditions to the Effective Date is not satisfied or duly waived in accordance with Sections 13.1 and 13.2 of the Plan, the Debtors reserve all rights to seek an order from the Bankruptcy Court directing that the Confirmation Order be vacated. If the Confirmation Order is vacated pursuant to this Section 13.3 of the Plan, (i) the Plan shall be null and void in all respects and (ii) nothing contained in the Plan shall (a) constitute a waiver or release of any Claims or any Interests, or (b) prejudice in any manner the rights of the Debtors, the Estates or any other Person or Entity.

ARTICLE XIV
EFFECTS OF CONFIRMATION

14.1   Binding Effect of Plan. Upon the Effective Date, section 1141 of the Bankruptcy Code shall become applicable with respect to the Plan and the Plan shall be binding on all parties to the fullest extent permitted by section 1141(a) of the Bankruptcy Code.

14.2   Non-Discharge of the Debtors; Injunction. In accordance with section 1141(d)(3) of the Bankruptcy Code, the Plan does not discharge the Debtors. Section 1141(c) of the Bankruptcy Code nevertheless provides, among other things, that the property dealt with by the Plan is free and clear of all Claims and Interests. As such, no Person or Entity holding a Claim or Interest may receive any payment from, or seek recourse against, any Assets or property of the Debtors and the Estates or the Post-Effective Date Debtors other than Assets or property required

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to be distributed to that Person or Entity under the Plan. As of the Effective Date, all parties are precluded from asserting against any Assets or property of the Debtors, the Estates and the Post-Effective Date Debtors any Claims, rights, causes of action, liabilities or Interests based upon any act, omission, transaction or other activity that occurred before the Effective Date except as expressly provided in the Plan or the Confirmation Order.

Except as otherwise expressly provided for in the Plan or the Confirmation Order, all Persons and Entities are permanently enjoined, on and after the Effective Date, on account of any Claims, rights, causes of action, liabilities or Interests based upon any act, omission, transaction or other activity that occurred before the Effective Date, from:

(a)   commencing or continuing in any manner any action or other proceeding of any kind against the Debtors, the Estates, the Post-Effective Date Debtors, their successors and assigns and any of their Assets and properties;

(b)   enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against the Debtors, the Estates, the Post-Effective Date Debtors, their successors and assigns and any of their Assets and properties;

(c)   creating, perfecting or enforcing any encumbrance of any kind against the Debtors, the Estates, the Post-Effective Date Debtors, their successors and assigns and any of their Assets and properties;

(d)   asserting any right of setoff or subrogation of any kind against any obligation due from the Debtors, the Estates, the Post-Effective Date Debtors or their successors and assigns, or against any of their Assets and properties, except to the extent that a right to setoff or subrogation is asserted in a timely filed proof of claim; or

(e)   commencing or continuing in any manner any action or other proceeding of any kind in respect of any Claims, rights, causes of action, liabilities or Interests or cause of action released or settled hereunder.

From and after the Effective Date, all Persons and Entities are permanently enjoined from commencing or continuing in any manner against the Debtors, the Estates, the Post-Effective Date Debtors, the Released Parties, their successors and assigns and any of their Assets and properties, any suit, action or other proceeding, on account of or respecting any claim, interest, demand, liability, obligation, debt, right, cause of action, interest or remedy released or to be released pursuant to the Plan or the Confirmation Order.

14.3   Releases and Related Matters.

(a)   Releases by Debtors. As of the Effective Date, for good and valuable consideration, including the contributions of the Released Parties in facilitating the administration of the Chapter 11 Cases and other actions contemplated by the Plan and the other contracts, instruments, releases, agreements or documents executed and delivered in connection with the Plan and the Chapter 11 Cases, the Released Parties are deemed forever released by the Debtors and the Estates, and anyone claiming by or through the Debtors and the Estates, from any and all claims, interests, obligations, rights, suits, damages, causes of

30518734.2

action (including any and all causes of action under chapter 5 of the Bankruptcy Code), remedies and liabilities whatsoever, including any derivative claims or claims asserted or assertible on behalf of the Debtors and the Estates, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, fixed or contingent, matured or unmatured, existing or hereinafter arising, in law, equity or otherwise, that the Debtors or the Estates would have been legally entitled to assert in their own right or on behalf of the Holder of any Claim or Interest, based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date, including in any way relating to the Debtors, the Estates, the Chapter 11 Cases, the Plan, the Disclosure Statement or related agreements, instruments or other documents in the Chapter 11 Cases, except for any such act, omission, transaction, event or other occurrence that is determined in a Final Order of the Bankruptcy Court to have constituted a criminal act, actual fraud, gross negligence or willful misconduct.

(b)   **Releases by Holders of Claims.** As of the Effective Date, for good and valuable consideration, including the contributions of the Released Parties in facilitating the administration of the Chapter 11 Cases and other actions contemplated by the Plan and the other contracts, instruments, releases, agreements or documents executed and delivered in connection with the Plan and the Chapter 11 Cases, each of the Releasing Parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released the Released Parties from any and all claims, interests, obligations, rights, suits, damages, causes of action (including any and all causes of action under chapter 5 of the Bankruptcy Code), remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, fixed or contingent, matured or unmatured, existing or hereafter arising, in law, equity or otherwise, that such Releasing Party would have been legally entitled to assert (whether individually or collectively), based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date, including in any way relating to the Debtors, the Estates, the Chapter 11 Cases, the Plan, the Disclosure Statement or related agreements, instruments or other documents; *provided, however,* that nothing herein shall be deemed a waiver or release of any right of any such Releasing Parties to receive a Distribution pursuant to the terms of the Plan; *provided further, however,* that the foregoing provisions of this release in Section 14.3(b) of the Plan shall not operate to waive, release or otherwise impair any such claims, interests, obligations, rights, suits, damages, causes of action, remedies and liabilities arising from criminal acts, willful misconduct, actual fraud, or gross negligence of such applicable Released Party as determined by Final Order of the Bankruptcy Court. For the avoidance of doubt, notwithstanding anything to the contrary herein, the foregoing release by the Releasing Parties is not, and shall not be deemed to be, in exchange for a waiver of the Debtors' rights or claims against the Releasing Parties, including the Debtors' rights to assert setoffs, recoupments or counterclaims, or to object or assert defenses to any Claim or Interest, and all such rights and claims are expressly reserved.

(c)   To the extent provided for therein, entry of the Confirmation Order shall constitute (i) the Bankruptcy Court's approval of the releases set forth in this Section 14.3; and (ii) the Bankruptcy Court's findings that, among other things, such releases are (1) in the best interests of the Debtors, the Estates and all Holders of Claims that are Releasing Parties, (2) fair, equitable and reasonable, (3) given and made after due notice and opportunity for objection and hearing, (4) in the case of the releases set forth in Section 14.3(b), consensual, (5) supported by consideration, and (6) a bar to the assertions of any released claims against any of the Released Parties as provided for herein.

(d)   Section 1542 of the Civil Code of the State of California provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Person and Entity deemed to grant a release under Section 14.3(b) of the Plan shall be deemed to have granted such release notwithstanding Section 1542 of the Civil Code of the State of California and any similar statute, and shall be deemed to have voluntarily waived the rights described in Section 1542 of the Civil Code of the State of California and any similar statute, if such Person or Entity does not timely submit a Release Opt-Out indicating such Holder's decision to not participate in the releases set forth in Section 14.3(b) of the Plan or File an objection to the releases in Section 14.3(b) of the Plan prior to the deadline to object to Confirmation of the Plan.

14.4   Exculpation and Limitation of Liability. On the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, to the maximum extent permitted by law, none of the Exculpated Parties shall have or incur any liability to any Person or Entity, including, without limitation, to the Debtors or any Holder of a Claim or an Interest, for any act or omission in connection with, relating to, or arising out of the Chapter 11 Cases, the formulation, negotiation, preparation, dissemination, solicitation of acceptances, implementation, confirmation or consummation of the Stalking Horse APA, the Sale Order, the Plan, the Disclosure Statement, the Plan Administrator Agreement or any contract, instrument, release or other agreement or document created, executed or contemplated in connection with the Plan, or the administration of the Plan, or the Assets and property to be distributed under the Plan, or for any act taken or omitted to be taken on or after the Petition Date and prior to or on the Effective Date; *provided, however*, that the exculpation provisions of this Section 14.4 shall not apply to acts or omissions constituting actual fraud, willful misconduct or gross negligence by such Exculpated Party, as determined by a Final Order of the Bankruptcy Court. The Confirmation Order and the Plan shall serve as a permanent injunction against any Person or Entity seeking to enforce any claim, cause of action or other liability against the Exculpated Parties that has been exculpated pursuant to this Section 14.4 of the Plan.

14.5   Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (including any injunctions or stays contained in or arising from the Plan or the Confirmation Order), shall remain in full force and effect.

ARTICLE XV
RETENTION OF JURISDICTION

15.1   Scope of Retained Jurisdiction. Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, and except as otherwise ordered by the Bankruptcy Court, the Bankruptcy Court shall retain jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to do the following:

(a)   allow, disallow, determine, liquidate, classify, estimate or establish the priority, secured or unsecured status of any Claim or Interest not otherwise Allowed under the Plan, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

(b)   hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 327, 328, 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

(c)   hear and determine all matters with respect to the assumption, assignment or rejection of any executory contract or unexpired lease to which the Debtors are a party or with respect to which the Debtors may be liable, including, if necessary, the nature or amount of any required cure or the liquidation or allowance of any Claims arising therefrom;

(d)   effectuate performance of and payments under the provisions of the Plan and any agreement or order of the Bankruptcy Court with respect to the sale of the Debtors' Assets prior to the Effective Date and enforce remedies upon any default under the Plan and any such sale agreement or order;

(e)   hear and determine any and all adversary proceedings, motions, applications and contested or litigated matters that are pending as of the Effective Date, that are arising out of, under or related to, the Chapter 11 Cases, including, without limitation, the Retained Causes of Action;

(f)   enter such orders as may be necessary or appropriate to execute, implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents created, executed or contemplated in connection with the Plan, the Disclosure Statement or the Confirmation Order;

(g)   hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

(h)   consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any Order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(i)   issue injunctions, enter and implement other Orders or take such other actions as may be necessary or appropriate to restrain interference by any Entity with the implementation, consummation or enforcement of the Plan or the Confirmation Order;

(j)   enter and implement such Orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified or vacated;

(k)   hear and determine any matters arising in connection with or relating to the Plan, the Plan Supplement, the Disclosure Statement, the Confirmation Order, any agreement or Final Order of the Bankruptcy Court, or any contract, instrument, release or other agreement or document created, executed or contemplated in connection with any of the foregoing documents and Orders;

(l)   enforce, interpret and determine any disputes arising in connection with any stipulations, orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Cases;

(m)   except as otherwise limited herein, recover all Assets of the Debtors, wherever located;

(n)   hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(o)   hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code;

(p)   resolve any cases, controversies, suits or disputes related to the Estates, including, but not limited to, the Debtors' Assets; and

(q)   enter a final decree closing the Chapter 11 Cases.

15.2   Failure of the Bankruptcy Court to Exercise Jurisdiction. If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising in, arising under, or related to the Chapter 11 Cases, including the matters set forth in Section 15.1 of the Plan, the provisions of this Article XV shall have no effect upon and shall not control, prohibit or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.


ARTICLE XVI
MISCELLANEOUS PROVISIONS


16.1   Administrative Claims Bar Date. *All requests for payment of an Administrative Claim (other than a Section 503(b)(9) Claim) that arose or accrued after the date on which the Solicitation Procedures Order was entered must be Filed with the Bankruptcy Court and served on counsel to the Plan Administrator and counsel to the Post- Effective Date Debtors no later than 30 days after the Effective Date.* The Debtors shall provide notice of such deadline in the notice of Effective Date filed and served by the Debtors. In the event of an objection to allowance of an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim.

16.2   Professional Fee Claims.

(a) All final requests for payment of Professional Fee Claims pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code must be made by application Filed with the Bankruptcy Court and served on counsel to the Plan Administrator, counsel to the Post-Effective Date Debtors and counsel to the U.S. Trustee no later than 21 days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. The Debtors shall provide notice of such deadline in the notice of Effective Date filed and served by the Debtors. Objections to such applications must be Filed and served on counsel to the Plan Administrator, counsel to the Post-Effective Date Debtors, counsel to the U.S. Trustee and the requesting Professional on or before the date that is fourteen (14) days after the date on which the applicable application was served.

(b) All Professional Fee Claims shall be paid by the Estates to the extent approved by Order of the Bankruptcy Court within three (3) Business Days from entry of such Order.

(c) On or before the Effective Date, the Debtors shall establish the Professional Fee Reserve, which shall only be used to pay Professional Fee Claims, unless and until all Professional Fee Claims have been paid in full, otherwise satisfied or withdrawn. The Professional Fee Reserve shall vest in the Estates and shall be maintained by the Post-Effective Date Debtors in accordance with the Plan and the Plan Administrator Agreement. The Estates shall fund the Professional Fee Reserve on the Effective Date in an amount that is reasonably determined by the Debtors and that approximates, as of the Effective Date, the total projected amount of unpaid Professional Fee Claims. Any excess funds in the Professional Fee Reserve shall be released back to the Estates to be used for other purposes consistent with the Plan and the Plan Administrator Agreement.

16.3   Payment of Statutory Fees; Filing of Quarterly Reports. All fees payable pursuant to section 1930 of title 28 of the United States Code prior to the Effective Date shall be paid on or before the Effective Date. All such fees that arise after the Effective Date shall be paid by the Estates, the Post-Effective Date Debtors and the Plan Administrator, as applicable, in the ordinary course. The Estates, the Post-Effective Date Debtors and the Plan Administrator shall have the obligation to pay quarterly fees to the Office of the United States Trustee pursuant to section 1930 of title 28 of the United States Code until the Chapter 11 Cases are closed, dismissed or converted. Notwithstanding anything to the contrary in the Plan, the U.S. Trustee shall not be required to file any proofs of claims with respect to quarterly fees payable pursuant to section 1930 of title 28 of the United States Code.

16.4   Modifications and Amendments.

(a)   The Debtors may alter, amend or modify the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. All alterations, amendments or modifications to the Plan must comply with section 1127 of the Bankruptcy Code. The Debtors shall provide parties in interest with notice of such amendments or modifications as may be required by the Bankruptcy Rules or Order of the Bankruptcy Court. A Holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended, modified or clarified, if the proposed alteration, amendment, modification or clarification does not materially and adversely change the treatment of the Claim of such Holder.

(b)   After the Confirmation Date and prior to substantial consummation (as defined in section 1101(2) of the Bankruptcy Code) of the Plan, the Debtors or the Post-Effective Date Debtors, as applicable, may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or to reconcile any inconsistencies in the Plan, the Disclosure Statement approved with respect to the Plan or the Confirmation Order, and such matters as may be necessary to carry out the purpose and effect of the Plan. Such proceedings must comply with section 1127 of the Bankruptcy Code. To the extent required, prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or an order of the Bankruptcy Court. A Holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended, modified or clarified, if the proposed alteration, amendment, modification or clarification does not materially and adversely change the treatment of the Claim of such Holder.

16.5   Severability of Plan Provisions. If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted, is valid and enforceable pursuant to its terms.

16.6   Successors and Assigns. The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, personal representative, successor or assign of such Person or Entity.

16.7   Post-Effective Date Compromises and Settlements. From and after the Effective Date, the Post-Effective Date Debtors may compromise and settle Claims or Interests the Debtors and the Estates, as well as the Retained Causes of Action, without any further approval by or notice to the Bankruptcy Court; provided, however, to the extent that the foregoing conflicts with the Bid Procedures Order or the Sale Order, as applicable, the terms and conditions of the Bid Procedures Order or the Sale Order, as applicable, shall control and govern.

16.8   Revocation, Withdrawal or Non-Consummation. The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file subsequent chapter 11 plans. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, or if Confirmation or the Effective Date does not occur, then (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims) and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims or Interests or any Retained Causes of Action or other claims by or against the Debtors or any Person or Entity, (ii) prejudice in any manner the rights of any Debtors or any Person or Entity in any further proceedings involving the Debtors or (iii) constitute an admission of any sort by the Debtors or any other Person or Entity.

16.9   Computation of Time. In computing any period of time prescribed or allowed by the Plan, the provisions of Rule 9006(a) of the Bankruptcy Rules shall apply.

16.10   Headings. The headings of articles, paragraphs and subparagraphs of the Plan are inserted for convenience only and shall not affect the interpretation of any provision of the Plan.

16.11   Governing Law. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), and except as otherwise provide herein, the laws of the State of Delaware shall govern (a) the construction and implementation of the Plan and (except as may be provided otherwise in any such agreements, documents or instruments) any agreements, documents and instruments executed in connection with the Plan and (b) corporate governance matters with respect to the Debtors, in each case without giving effect to the principles of conflicts of law thereof.

16.12   Preservation of Retained Causes of Action.

16.12.1   Vesting of Causes of Action.

(a)   Except as otherwise provided in the Plan or Confirmation Order, in accordance with section 1123(b)(3) of the Bankruptcy Code, any Retained Causes of Action that the Debtors may hold against any Person or Entity shall vest upon the Effective Date in the Post-Effective Date Debtors.

(b)   Except as otherwise provided in the Plan or Confirmation Order, after the Effective Date, the Post-Effective Date Debtors shall have the exclusive right to institute, prosecute, abandon, settle or compromise any Retained Causes of Action, in accordance with the terms of the Plan and the Plan Administrator Agreement and without further order of or notice to the Bankruptcy Court, in any court or other tribunal, including, without limitation, in an adversary proceeding filed in the Chapter 11 Cases.

16.12.2   Reservation of Causes of Action. Unless a Retained Cause of Action against a Holder or other Person or Entity is expressly waived, relinquished, released, compromised or settled in the Plan, the Confirmation Order or any Final Order, the Debtors, the Estates and the Post-Effective Date Debtors expressly reserve such Retained Cause of Action for later adjudication by the Post-Effective Date Debtors, including, without limitation, Retained Causes of Action of which the Debtor may presently be unaware or which may arise or exist by reason of additional facts or circumstances unknown to the Debtors at this time or facts or circumstances that may change or be different from those the Debtors now believe to exist. Therefore, no preclusion doctrine, including, without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, waiver, estoppel (judicial, equitable or otherwise), laches or the like, shall apply to such Retained Causes of Action upon or after the entry of the Confirmation Order or Effective Date based on the Disclosure Statement, Plan, or Confirmation Order, except where such Retained Causes of Action have been expressly waived, relinquished, released, compromised or settled in the Plan, the Confirmation Order, a Final Order of the Bankruptcy Court or, following the Effective Date, in a written agreement duly executed by the Post-Effective Date Debtors which agreement, by its terms, is not subject to Bankruptcy Court approval.

16.13   Bar Date Order. Nothing herein extends or otherwise modifies a bar date established in the Bar Date Order or other Final Order of the Bankruptcy Court.

16.14   Section 1146 Exemption. Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer or exchange of any security under the Plan or the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan, or the re-vesting, transfer or sale of any real or personal property of the Debtors pursuant to, in implementation of, or as contemplated by the Plan, shall not be taxed under any state or local law imposing a stamp tax, transfer tax or any similar tax or fee.

16.15   Conflicts with the Plan. In the event and to the extent that any provision of the Plan is inconsistent with the provisions of the Disclosure Statement and any other Order in the Chapter 11 Cases (except for the Bid Procedures Order and the Sale Order), or any other agreement to be executed by any Person pursuant to the Plan, the provisions of the Plan shall control and take precedence; *provided, however*, that the Confirmation Order shall control and take precedence in the event of any inconsistency between the Confirmation Order, any provision of the Plan, and any of the foregoing documents. To the extent that the Confirmation Order conflicts with the terms of the Bid Procedures Order or the Sale Order, as applicable, the terms and conditions of the Bid Procedures Order or the Sale Order, as applicable, shall control and govern.

16.16   No Stay of Confirmation Order. The Debtors will request that the Bankruptcy Court waive any stay of enforcement of the Confirmation Order otherwise applicable, including, without limitation, pursuant to Bankruptcy Rules 3020(e), 6004(h) and 7062.

Dated: [__], 2023

PLx Pharma Winddown Corp. et al.

_____

Name: Lawrence Perkins
Title: Chief Restructuring Officer

EXHIBIT A

Liquidation Analysis

PLx Pharma Winddown Corp. & PLx Opco Winddown Corp.
Liquidation Analysis
$ in 000's

Assumed Effective Date: 9/15/2023

| Asset Recovery | Item # | | Chapter 11 Plan Confirmation Scenario | | | | | Chapter 7 Liquidation Scenario | | | | |
| | | | Low Recovery Scenario | | High Recovery Scenario | | | Low Recovery Scenario | | High Recovery Scenario | | |
		Adj. Book Value	Estimated Value	% of Book Value	Estimated Value	% of Adj. Book Value	Adj. Book Value	Estimated Value	% of Adj. Book Value	Estimated Value	% of Adj. Book Value
A Asset Proceeds											
Cash	1	6,467	6,467	100%	6,467	100%	6,467	6,467	100%	6,467	100%
Accounts Receivable	2	-	-	0%	-	0%	-	-	100%	-	100%
Vendor Deposits	3	-	-	0%	-	0%	-	-	0%	-	0%
Prepaid Expenses	4	571	240	42%	257	45%	571	240	42%	257	45%
Short-Term Security Deposits	5	17	-	0%	-	0%	17	-	0%	-	0%
Total Asset Proceeds		7,055	6,706	95%	6,724	95%	7,055	6,706	95%	6,724	95%
B Liquidation Fees and Costs											
Operating Costs	6		150		150			300		300	
Professional, Legal, and Liquidation Related Fees	7		500		500			914		914	
Total Liquidation Fees and Costs			650		650			1,214		1,214	
Net Estimate Proceeds Available for Administrative and Priority Claims			6,056		6,074			5,492		5,509	

Recovery to Creditors	Item #	Estimated Allowed Claim	Estimate Payable to Creditors	Recovery Estimate %	Estimate Payable to Creditors	Recovery Estimate %	Estimated Allowed Claim	Estimate Payable to Creditors	Recovery Estimate %	Estimate Payable to Creditors	Recovery Estimate %
C Administrative and Priority Claims											
503(b)9 Claims	8	-	-	0%	-	0%	-	-	0%	-	0%
Accrued Payroll and PTO	9	-	-	0%	-	0%	-	-	0%	-	0%
Administrative Claims	10	182	182	100%	182	100%	182	182	100%	182	100%
Priority Unsecured Claims	11	-	-	0%	-	0%	-	-	0%	-	0%
Total Administrative and Priority Claims		182	182	100%	182	100%	182	182	100%	182	100%
Net Estimate Proceeds Available for General Unsecured Claims			5,874		5,891			5,310		5,327	
D General Unsecured Claims											
General Unsecured Claims	12	11,907	5,874	49%	5,891	49%	11,747	5,310	45%	5,327	45%
Total General Unsecured Claims		11,907	5,874	49%	5,891	49%		5,310	45%	5,327	45%

Notes to the Liquidation Analysis

OVERVIEW

Under the "best interests" of creditors test set forth by section 1129(a)(7) of the Bankruptcy Code,[1] the Bankruptcy Court may not confirm a plan of reorganization unless the plan provides each holder of a claim or interest who does not otherwise vote in favor of the plan with property of a value, as of the effective date of the plan (the "Effective Date"), that is not less than the amount that such holder would receive or retain if the debtors were liquidated under chapter 7 of the Bankruptcy Code. *See* 11 U.S.C. § 1129(a)(7). Accordingly, to demonstrate that the Plan satisfies the "best interests" of creditors test, the Debtors prepared a hypothetical liquidation analysis (the "Liquidation Analysis") presenting creditor recoveries available assuming a hypothetical liquidation occurring on an assumed Effective Date of September 15, 2023 (the "Assumed Effective Date").

The Liquidation Analysis presents information based on, among other things, the Debtors' books and records and good faith estimates regarding asset recoveries and Allowed claims resulting from a hypothetical liquidation undertaken under chapter 7 of the Bankruptcy Code as of the Assumed Effective Date. The Liquidation Analysis has not been examined or reviewed by independent accountants in accordance with standards promulgated by the American Institute of Certified Public Accountants. Although the Debtors consider the estimates and assumptions set forth herein to be reasonable under the circumstances, such estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the Debtors' control. Accordingly, there can be no assurance that the results set forth by the Liquidation Analysis will be realized if the Debtors liquidated. Actual results could vary materially from those presented herein, and distributions available to Holders of Allowed Claims could differ materially from the Liquidation Analysis.

THE LIQUIDATION ANALYSIS IS A HYPOTHETICAL EXERCISE THAT HAS BEEN PREPARED FOR THE SOLE PURPOSE OF PRESENTING A REASONABLE, GOOD FAITH ESTIMATE OF THE PROCEEDS THAT WOULD BE REALIZED IF THE DEBTORS LIQUIDATED IN ACCORDANCE WITH CHAPTER 7 OF THE BANKRUPTCY CODE AS OF THE ASSUMED EFFECTIVE DATE. THE LIQUIDATION ANALYSIS IS NOT INTENDED AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS' ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED OR CLAIMS GENERATED.

NOTHING CONTAINED IN THE LIQUIDATION ANALYSIS IS INTENDED TO BE, OR CONSTITUTES, A CONCESSION, ADMISSION, OR ALLOWANCE OF ANY CLAIM BY THE DEBTORS. THE ACTUAL AMOUNT OR PRIORITY OF ALLOWED CLAIMS COULD

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[1] Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the *Debtors' Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation* (as may be amended, modified, or supplemented).

30525133.1

MATERIALLY DIFFER FROM THE ESTIMATED AMOUNTS SET FORTH AND USED IN THE LIQUIDATION ANALYSIS. THE DEBTORS RESERVE ALL RIGHTS TO SUPPLEMENT, MODIFY, OR AMEND THE ANALYSIS SET FORTH HEREIN.

BASIS OF PRESENTATION

The Debtors generally prepare financial statements for financial reporting purposes. The Liquidation Analysis was prepared as if the assets and liabilities of the Debtors' Estates were resolved in a manner consistent with the terms of the Plan, including, without limitation, the substantive consolidation of the Debtors' Estates as provided for therein, as discussed in the Disclosure Statement.

The Liquidation Analysis was prepared shortly after the general bar date in the Chapter 11 Cases. Therefore, certain Claims might not have been fully evaluated by the Debtors or adjudicated by the Bankruptcy Court and, accordingly, the final amount of Allowed Claims against the Debtors' Estates may materially differ from the amounts used in the Liquidation Analysis.

The Liquidation Analysis is based on estimated asset and liability values as of the Assumed Effective Date (except where indicated below). However, and as noted above, the actual amount of assets available to the Debtors' Estates and Allowed Claims may differ from the amounts pursuant to the Liquidation Analysis.

The Liquidation Analysis details two separate liquidation scenarios: Confirmation of the Chapter 11 Plan (the "Chapter 11 Plan Scenario"); and conversion to a chapter 7 liquidation (the "Chapter 7 Liquidation Scenario"). Each scenario also shows two possible scenarios for recovery of asset values. The low recovery scenarios (the "Low Recovery Scenarios") show the possible recovery for various Classes of creditors where the assets of the Debtors are liquidated for proceeds at the lower end of the expected range of recoveries. The high recovery scenarios (the "High Recovery Scenarios") detail the expected liquidation value of assets at the higher end of the expected range of recoveries.

As noted above, the Chapter 11 Plan Scenario assumes substantive consolidation of the Debtors' Estates as provided for in the Plan. In the Chapter 7 Liquidation Scenario substantive consolidation might not occur; however, the Debtors do not believe this would materially change recoveries.

CURRENT VALUES

Unless otherwise noted, the Liquidation Analysis is based on asset balances as of May 31, 2023, adjusted to reflect actual and anticipated subsequent activity. The Debtors believe that the adjusted May 31, 2023 balance sheet (the "Balance Sheet") is a reasonable proxy for a *pro forma* balance sheet with respect to most asset line items as of the Assumed Effective Date. Adjustments made to the Balance Sheet to reasonably reflect forecasted asset balances as of the Assumed Effective Date are summarized herein.

30525133.1

LIQUIDATION ACTIVITIES & WINDDOWN PERIOD

Because the Debtors no longer have any business operations and substantially all of their assets have been sold pursuant to the Stalking Horse APA and the Sale Order, the main objective of the Plan Administrator (in the Chapter 11 Plan Scenario) or the appointed chapter 7 trustee (in the Chapter 7 Liquidation Scenario) is to maximize and preserve the Debtors' remaining assets for distribution to the Holders of Allowed Claims in accordance with the Plan and priority scheme of the Bankruptcy Code, as applicable.

The Liquidation Analysis assumes that the winddown would occur over an estimated period of three to six months during which, among other things, final tax returns would be filed, necessary or otherwise appropriate reports and schedules would be filed with the Bankruptcy Court, and any remaining non-cash assets would be monetized or abandoned.

COMPONENTS OF LIQUIDATION MODEL

1. **Cash**

The Debtors' estimated cash balance as of the Assumed Effective Date is $6.467 million per the Debtors' most recent cash flow forecast as of the filing of the Liquidation Analysis. The estimated cash balance as of the Assumed Effective Date assumes that all professional fees and quarterly United States Trustee fees that have been accrued prior to the Assumed Effective Date are paid prior to such date. To the extent any such fees are not in fact paid prior to the Assumed Effective Date, they would be paid under the Plan in the Chapter 11 Plan Scenario (which would have no effect on the estimated cash balance since such balance is assumed to be net of such fees) or asserted as claims in the chapter 7 case in the Chapter 7 Liquidation Scenario (which would result in a greater estimated cash balance). In the Chapter 7 Liquidation Scenario, the estimated recovery on the cash balance is 100%.

2. **Accounts Receivable**

The Debtors' estimated accounts receivable as of the Assumed Effective Date is $0. The $6,221 in accounts receivable on the Balance Sheet is a balance due from a vendor that was not an acquired asset under the Stalking Horse APA. This amount is assumed to be collected before the Assumed Effective Date, thereby zeroing out the Debtors' accounts receivable.

3. **Vendor Deposits**

The Debtors' estimated vendor deposits as of the Assumed Effective Date is $0. The $4,154 of vendor deposits on the Balance Sheet is a deposit held by a vendor in connection with the Debtors' customer programs. This amount is assumed to be offset by post-petition invoices incurred before the Assumed Effective Date, resulting in no further vendor deposits.

4. **Prepaid Expenses**

The Debtors' estimated book balance of prepaid expenses as of the Assumed Effective Date is $571K which is primarily comprised of prepaid insurance premiums, professional fee retainers, and other miscellaneous prepayments. In the Chapter 7 Liquidation Scenario, little recovery from prepaid expenses is expected other than potentially retainers.   It is likely that in the Chapter 11 Plan Scenario and the Chapter 7 Liquidation Scenario certain insurance policies will need to be continued for some time, thus exhausting any prepayment of insurance premiums that may have existed as of the Assumed Effective Date. Thus, a recovery of 42% and 45% on the Debtors' prepaid expenses is assumed in the Low Recovery Scenarios and High Recovery Scenarios, respectively, primarily consisting of the return of professional fee retainers.

5.   Short-Term Security Deposits

The Debtor's estimated short-term security deposits as of the Assumed Effective Date is $17,036. Such deposits are held by the landlord for the Debtors' headquarters lease. In the Chapter 11 Plan Scenario and the Chapter 7 Liquidation Scenario the lease will be rejected and be applied by the landlord against its rejection damages claim. The expected recovery on short-term security deposits is therefore assumed to be 0% in both the Low Recovery Scenarios and High Recovery Scenarios.

6.   Operating Costs

The Debtor's estimated ongoing costs beginning on the Assumed Effective Date will be dependent on the appropriate liquidation scenario. Under the Chapter 11 Plan Scenario, the total operating costs are estimated to be $150,000, primarily comprised of insurance expense and other essential services totaling approximately $50,000 per month for three months.   Under the Chapter 7 Liquidation Scenario, operating costs are assumed to be $300,000 for the duration of the liquidation, primarily comprised of insurance expense and other essential services totaling approximately $50,000 per month for six months.

7.   Professional, Legal, and Liquidation Related Fees

Under the Chapter 11 Plan Scenario, professional fees are estimated to total approximately $500,000, which primarily includes fees for the plan administrator, legal, finance, accounting and tax related professionals, as necessary.

Under the Chapter 7 Liquidation Scenario, professional and other liquidation related fees are estimated to total approximately $914,000. Chapter 7 trustee fees of 2.0% are assumed on gross liquidation proceeds. Professional fees are estimated to be $130,000 per month, comprised of $75,000 for legal, $25,000 for accounting support, and $30,000 for other professional services.

8.   503(b)(9) Claims

Under the Bar Date Order, the deadline to file an administrative expense claim pursuant to section 503(b)(9) of the Bankruptcy Code ("503(b)(9) Claims") is June 26, 2023. Based on a review of the claims filed to date, the Debtors do not believe there are any claims filed to date that will ultimately be Allowed with administrative priority pursuant to section 503(b)(9). To date, one creditor has asserted such a claim.

9. Accrued Payroll and PTO

All remaining employees of the Debtors were terminated prior to the Assumed Effective Date on or before June 30, 2023. As a result, the Debtors' estimated accrued payroll and paid time off as of the Assumed Effective Date is $0.

10. Administrative Claims

The Debtors' estimated Allowed Administrative Claims as of the Assumed Effective Date is assumed to be no greater than $182,113. These amounts include anticipated expenses incurred related to certain contractual obligations prior to their effective date of rejection, including storage fees.

11. Priority Unsecured Claims

The Debtors' estimated Allowed Priority Tax Claims and Priority Non-Tax Claims as of the Assumed Effective Date are $0. At present, the priority claims filed are not believed to be valid.

12. General Unsecured Claims

Allowed General Unsecured Claims are estimated to be no greater than $11.907 million. As set forth, more fully in the Disclosure Statement, this estimate is based on certain assumptions regarding the outcome of the Debtors' anticipated claim objections and may change significantly based on the actual outcome or for other reasons, including offsets.

CONCLUSION AND RECOMMENDATIONS

As discussed in the Disclosure Statement, in the event of a chapter 7 liquidation, the Debtors believe that higher operating expenses and professional and liquidation fees would be incurred by the chapter 7 trustee as opposed to a Plan Administrator under the Plan.

The Debtors believe that Confirmation will provide Holders of Allowed Claims and Interests in Impaired Classes under the Plan with a recovery that is not less than what they would otherwise receive in connection with a hypothetical liquidation of the Debtors under chapter 7 of the Bankruptcy Code as of the Assumed Effective Date.